SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2026
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Docusign Envelope ID: CFB9EB59-B2D8-8AAB-83F4-ED39C27C4A71

(Free translation from the original issued in Portuguese.
In the event of any discrepancies, the Portuguese language version shall prevail.)

INTERIM FINANCIAL INFORMATION

COMPANHIA SIDERÚRGICA NACIONAL

AS OF JUNE 30, 2026
AND INDEPENDENT AUDITOR'S REPORT

Docusign Envelope ID: CFB9EB59-B2D8-8AAB-83F4-ED39C27C4A71

Forvis Mazars Auditores Independentes
Av. Trindade, 254 - Rooms 1314 and 1315 - Office Bethaville - Bethaville
CEP 06404-326
Barueri (SP) | Brazil
Phone: (11) 3090-7085
www.mazars.com.br

(Free translation from the original issued in Portuguese.
In the event of any discrepancies, the Portuguese language version shall prevail.)

Independent auditor's report on review the individual and consolidated interim financial information.

To the Shareholders, Directors and Managers of
Companhia Siderúrgica Nacional
São Paulo - SP

Introduction

We have reviewed the individual and consolidated interim financial information of Companhia Siderúrgica Nacional ("Company"), identified as parent company and consolidated, contained in the Quarterly Information Form - ITR for the quarter ended June 30, 2026, which comprise the balance sheet as of June 30, 2026 and the related statements of income, comprehensive income, for three and six-month period then ended and changes in shareholder's equity and cash flows for the six-month period then ended, including the explanatory notes.

The Company's management is responsible for preparing and presenting the individual and consolidated interim financial information, in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Statements and with the international accounting standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission, applicable to the preparation of the Quarterly Information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards for reviewing interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Entity Auditor and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. The scope of a review is significantly less than that of an audit conducted in accordance with auditing standards and, as a result, did not enable us to obtain assurance that we have taken knowledge of all significant matters that could be identified in an audit. Therefore, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, we are not aware of any fact which leads us to believe that the individual and consolidated interim financial information included in the aforementioned quarterly information was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and IAS 34, applicable to the preparation of the Quarterly Information - ITR, and presented in accordance with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

2

Docusign Envelope ID: CFB9EB59-B2D8-8AAB-83F4-ED39C27C4A71

Forvis Mazars Auditores Independentes
Av. Trindade, 254 - Rooms 1314 and 1315 - Office Bethaville - Bethaville
CEP 06404-326
Barueri (SP) | Brazil
Phone: (11) 3090-7085
www.mazars.com.br

(Free translation from the original issued in Portuguese.
In the event of any discrepancies, the Portuguese language version shall prevail.)

Other matters

Statement of Value Added

The previously mentioned quarterly information includes the individual and consolidated interim financial information of Value Added (DVA), referring to the six-month period ended June 30, 2026, prepared under the responsibility of the Company's management and presented as supplementary information for international standard IAS 34 purposes. These statements were submitted to review procedures performed in conjunction with the review of the Company's quarterly information - ITR, in order to conclude whether they are reconciled with the interim financial information and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in technical pronouncement CPC 09 (R1) - "Demonstration of Added Value". Based on our review, we are not aware of any facts that lead us to believe that these statements of value added were not prepared, in all material respects, in accordance with the criteria defined in this standard and in a manner consistent with the interim financial information, individual and consolidated, taken as a whole.

Barueri, August 12, 2026.

Forvis Mazars Auditores Independentes - Sociedade Simples Ltda.
CRC 2 SP023701/O-8

Assinado por:
Danhiel Augusto Reis
Danhiel Augusto Reis
CRC 1SP254522/O-0

3

Companhia Siderúrgica Nacional S.A.
BALANCE SHEET
(In thousands of Reais)

		Consolidated		Parent Company				Consolidated		Parent Company
	Notes	06/30/2026	12/31/2025	06/30/2026	12/31/2025		Notes	06/30/2026	12/31/2025	06/30/2026	12/31/2025
ASSET						LIABILITIES AND SHAREHOLDERS' EQUITY
Current						Current
Cash and cash equivalents	3	13,630,963	14,421,022	1,470,526	3,529,453	Borrowings and financing	12	8,326,693	10,428,559	4,853,674	6,190,764
Financial investments	4	654,791	642,715	523,456	380,974	Payroll and related taxes		673,943	549,940	223,763	183,695
Trade receivables	5	2,531,565	2,397,033	2,077,131	1,702,245	Trade payables	15	7,349,910	7,162,929	4,538,737	3,941,596
Inventory	6	9,368,174	10,455,500	5,686,178	6,205,488	Tax payables		666,196	736,075	179,478	93,023
Recoverable taxes	7	2,194,839	1,376,434	1,201,841	511,925	Labor and civil provisions	19	57,111	61,455	30,220	40,225
Other current assets	8	1,358,695	1,037,925	1,072,267	1,867,765	Dividends and interest on equity payable	17	1,139,975	358,039	6,023	6,059
Total current assets		29,739,027	30,330,629	12,031,399	14,197,850	Contracts liabilities	16	4,352,609	4,347,937	494,405	481,905
						Trade payables – forfaiting	15.a	1,504,134	2,905,018	925,472	1,924,285
Non-Current						Other payables	17	1,876,975	1,524,447	1,085,803	1,038,720
Long-term realizable asset						Total current liabilities		25,947,546	28,074,399	12,337,575	13,900,272
Financial investments	4	26,232	25,257
Deferred taxes assets	18.b	7,353,594	7,100,375	5,196,412	4,885,921	Non-Current
Inventory	6	2,251,878	2,073,526			Borrowings and financing	12	45,038,867	42,495,988	21,646,894	21,285,656
Recoverable taxes	7	3,322,166	3,976,900	2,007,279	2,740,860	Deferred taxes assets	18.b	575,594	589,451
Other non-current assets	8	3,664,363	3,851,362	4,541,091	4,756,511	Provision for tax, social security, labor, civil and environmental risks	19	943,487	812,721	296,141	300,951
		16,618,233	17,027,420	11,744,782	12,383,292	Employee benefits		434,456	402,415	400,218	379,160
						Provisions for environmental liabilities and decommissioning	20	1,309,640	1,187,609	161,183	111,789
Investments	9	8,810,278	8,292,026	25,514,782	24,855,198	Provision for investment losses	9			11,552,707	11,446,531
Property, plant and equipment	10	34,534,185	33,919,169	10,941,292	10,729,570	Contracts liabilities	16	8,748,729	9,026,766	619,260	738,099
Intangible assets	11	10,900,309	11,006,125	76,557	65,956	Other payables	17	2,363,337	2,249,670	1,128,502	1,193,349
Total non-current assets		70,863,005	70,244,740	48,277,413	48,034,016	Total non-current liabilities		59,414,110	56,764,620	35,804,905	35,455,535

						Shareholders’ equity	22
						Paid-up capital	22.a	10,240,000	10,240,000	10,240,000	10,240,000
						Capital reserves		1,668,742	2,056,970	1,668,742	2,056,970
						Legal reserves				-
						Earnings reserves	22.e			-
						Net income/(loss)		(1,612,643)	(202,989)	(1,612,643)	(202,989)
						Other comprehensive income		1,870,233	782,078	1,870,233	782,078
						Total shareholders' equity of controlling shareholders		12,166,332	12,876,059	12,166,332	12,876,059
						Earnings attributable to the non-controlling interests		3,074,044	2,860,291
						Total shareholders' equity		15,240,376	15,736,350	12,166,332	12,876,059
TOTAL ASSETS		100,602,032	100,575,369	60,308,812	62,231,866	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		100,602,032	100,575,369	60,308,812	62,231,866
The Accompanying notes are an integral part of these consolidation financial statement

Companhia Siderúrgica Nacional S.A.
Statements of Income
(In thousands of Reais)

			Consolidated		Parent Company		Consolidated		Parent Company
		Six-month period ended		Six-month period ended		Three-month period ended		Three-month period ended
	Notes	06/30/2026	06/30/2025	06/30/2026	06/30/2025	06/30/2026	06/30/2025	06/30/2026	06/30/2025

Net Revenue	24	21,909,941	21,600,915	8,074,820	8,666,001	11,306,169	10,693,286	4,231,602	4,175,677
Costs of goods sold and services rendered	25	(16,456,314)	(16,342,573)	(7,603,437)	(8,048,779)	(8,375,246)	(7,967,187)	(3,907,020)	(3,844,781)
Gross profit		5,453,627	5,258,342	471,383	617,222	2,930,923	2,726,099	324,582	330,896

Operating (expenses)/income		(4,394,492)	(2,727,949)	(1,496,023)	(280,700)	(2,166,132)	(1,083,343)	(808,887)	193,621
Selling expenses	25	(2,470,292)	(2,293,241)	(365,715)	(414,881)	(1,373,352)	(1,233,009)	(192,579)	(209,599)
General and administrative expenses	25	(511,300)	(480,923)	(198,245)	(195,904)	(270,337)	(263,525)	(109,144)	(107,690)
Equity in results of affiliated companies	9	161,775	245,227	156,129	741,975	137,998	166,793	(127,782)	652,598
Other operating (expenses)/income, net	26	(1,574,675)	(199,012)	(1,088,192)	(411,890)	(660,441)	246,398	(379,382)	(141,688)
Other operating income		121,984	143,809	35,472	142,310	115,550	76,794	(1,748)	87,460
Other operating expenses		(1,696,659)	(342,821)	(1,123,664)	(554,200)	(775,991)	169,604	(377,634)	(229,148)

Income before financial income (expenses)		1,059,135	2,530,393	(1,024,640)	336,522	764,791	1,642,756	(484,305)	524,517
Financial income (expenses), net	27	(3,149,827)	(3,750,586)	(1,272,665)	(1,831,827)	(1,842,975)	(1,900,239)	(660,531)	(1,047,288)
Financial income		726,197	825,975	505,558	430,447	398,623	270,918	285,882	182,095
Financial expenses		(3,198,525)	(3,473,681)	(1,412,485)	(1,613,441)	(1,655,490)	(1,773,273)	(735,756)	(961,547)
Other financial items, net		(677,499)	(1,102,880)	(365,738)	(648,833)	(586,108)	(397,884)	(210,657)	(267,836)

Income before income taxes		(2,090,692)	(1,220,193)	(2,297,305)	(1,495,305)	(1,078,184)	(257,483)	(1,144,836)	(522,771)
Income tax and social contribution	18	762,611	358,244	887,651	710,159	305,126	127,114	350,713	356,771

Net income for the exercise		(1,328,081)	(861,949)	(1,409,654)	(785,146)	(773,058)	(130,369)	(794,123)	(166,000)

Attributable to:
Earnings attributable to the controlling interests		(1,409,654)	(785,146)	(1,409,654)	(785,146)	(794,123)	(166,000)	(794,123)	(166,000)
Earnings attributable to the non-controlling interests		81,573	(76,803)			21,065	35,631

Loss basic and diluted per share (in R$)	22.g			(1.06301)	(0.59207)			(0.59884)	(0.12518)
The Accompanying notes are an integral part of these consolidation financial statement

Companhia Siderúrgica Nacional S.A.
Statements of Value Added
(In thousands of Reais)

		Consolidated		Parent Company
	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Revenues
Sales of products and services rendered	24,958,999	24,659,841	9,899,821	10,608,095
Other income/(expenses)	(11,373)	94,183	26,048	83,957
Provision for (reversal of) doubtful debts	2,500	2,748	(745)	(867)
	24,950,126	24,756,772	9,925,124	10,691,185
Raw materials acquired from third parties
Cost of sales and services	(11,861,418)	(11,238,767)	(6,452,685)	(6,300,815)
Materials, electric power, outsourcing and other	(3,443,194)	(2,476,206)	(869,329)	(666,133)
Impairment/recovery of assets	(401,552)	(88,858)	(328,224)	(51,392)
	(15,706,164)	(13,803,831)	(7,650,238)	(7,018,340)
Gross value added	9,243,962	10,952,941	2,274,886	3,672,845

Retentions
Depreciation, amortization and depletion	(2,277,156)	(2,045,784)	(673,724)	(719,953)
Value added created	6,966,806	8,907,157	1,601,162	2,952,892

Value added received
Equity in results of affiliated companies	161,775	245,227	156,129	741,975
Financial income	726,197	583,216	503,798	187,689
Other and exchange gains	302,464	965,567	15,120	185,581
	1,190,436	1,794,010	675,047	1,115,245
Value added for distribution	8,157,242	10,701,167	2,276,209	4,068,137

Value added distributed
Personnel and Charges	2,331,812	2,296,129	842,027	852,628
Salaries and wages	1,837,141	1,804,900	628,030	635,358
Benefits	391,562	375,598	178,384	172,024
Severance payment (FGTS)	103,109	115,631	35,613	45,246
Taxes, fees and contributions	2,972,340	3,962,466	1,049,178	1,793,084
Federal	1,117,280	2,025,923	250,895	890,485
State	1,830,624	1,923,205	798,283	902,599
Municipal	24,436	13,338
Remuneration on third-party capital	4,181,171	5,304,521	1,794,658	2,207,570
Interest	2,826,424	2,574,398	1,320,606	1,242,921
Rental	2,683	5,152	3,075	2,473
Other and exchange losses	1,352,064	2,724,971	470,977	962,176
Interest on equity	(1,328,081)	(861,949)	(1,409,654)	(785,145)
Income for the year/Retained earnings	(1,409,654)	(785,146)	(1,409,654)	(785,145)
Non-controlling interests	81,573	(76,803)	-
	8,157,242	10,701,167	2,276,209	4,068,137
The Accompanying notes are an integral part of these consolidation financial statement

Companhia Siderúrgica Nacional S.A.
Statements of Cash Flows
(In thousands of Reais)

			Consolidated		Parent Company
	Notes	06/30/2026	06/30/2025	06/30/2026	06/30/2025

Net cash from operating activities		(670,993)	(1,399,172)	(786,158)	(545,454)
Cash flow from operating activities		2,101,919	1,504,113	(194,951)	470,529
Earnings attributable to the controlling interests		(1,409,654)	(785,145)	(1,409,654)	(785,145)
Earnings attributable to the non-controlling interests		81,573	(76,803)
Adjustments to reconcile the result:
Financial charges in borrowing and financing raised	27	1,801,921	2,024,049	790,901	953,008
Financial charges in borrowing and financing granted		(122,172)	(202,236)	(214,349)	(170,350)
Charges on lease liabilities	15	61,497	56,175	1,600	1,743
Equity in results of affiliated companies	9	(161,775)	(245,227)	(156,129)	(741,975)
Deferred taxes assets	19.b	(978,121)	(649,190)	(887,651)	(710,159)
Provision for tax, social security, labor, civil and environmental risks		142,110	(518,536)	(14,815)	(13,767)
Exchange, Monetary and Cash Flow Hedge		289,511	(406,143)	989,035	1,025,614
Write-off of property, plant and equipment right to use and Intangible assets	10, 11, 12 and 15	80,840	20,429	90,850	(12,498)
Provision for environmental liabilities and decommissioning of assets		122,031	54,948	49,394	(4,948)
Updated shares – Fair value through profit or loss	27	(127,464)	191,986	(127,464)	191,986
Depreciation, amortization and depletion	9,10 e 11	2,277,156	2,045,784	673,724	719,953
Accrued/(reversal) for consumption and services		(23,018)	(53,264)	(3,503)	(618)
Gain on bond buyback		(13,753)		(7,454)
Other provisions		81,237	47,286	30,564	17,685
Changes in assets and liabilities		(2,772,912)	(2,903,285)	(591,207)	(1,015,983)
Trade receivables - third parties		(165,120)	715,658	(217,891)	66,543
Trade receivables - related party		(11,740)	4,924	(194,290)	(220,174)
Inventory		737,503	(401,411)	519,310	(229,045)
Dividends and receivables - related parties		21,518	25,106	798,727	777,379
Recoverable taxes		(163,671)	(832,514)	43,665	(400,607)
Judicial deposits		(191,771)	57,360	(797)	(8,452)
Trade payables		293,064	(246,422)	596,962	208,786
Trade payables – Forfaiting and Drawee risk		(1,397,169)	(151,175)	(998,812)	752
Payroll and related taxes		126,125	53,247	40,067	26,268
Tax payables		(69,344)	120,253	84,950	(23,016)
Payables to related parties		(50,470)	(6,651)	(11,203)	26,276
Costumers advances under mineral and energy contracts		(261,772)	(303,796)	(118,839)	(179,249)
Assignment of receivables		238,698
Interest paid	13.a	(2,039,163)	(2,168,480)	(929,594)	(989,286)
Interest received					687
Receipts/(Payments) from hedging operations, cash flow and derivatives		(227,031)	(45,707)	(159,305)	(38,913)
Other liabilities		387,431	276,323	(44,157)	(33,932)
Net cash investment activities		(2,492,568)	(2,744,733)	(1,049,218)	(1,944,511)
Investments / AFAC / Acquisitions of Shares		(519,025)	(23,600)	(635,817)	(58,600)
Purchase of property, plant and equipment, intangible assets and investment property	9,10 and 11	(2,503,969)	(2,457,970)	(859,406)	(1,033,563)
Intercompany loans granted		(6,836)	(39,015)		(566,390)
Intercompany loans received		543,783	3,279	498,192	2,592
Cash received from the acquisition of Gramperfil			13,261
Gramperfil investment acquisition			(35,948)
Cash received from the acquisition of Grupo Estrela			87,046
Cash paid in acquisition of Grupo Estrela		(37,169)	(300,000)	(37,169)	(300,000)
Cash paid in acquisition of Galvacolor investment		(71,765)
Cash paid in acquisition of Global Dot investment		(12,000)
Financial Investments, net of redemption		114,413	8,214	(15,018)	11,450
Net cash used in financing activities		2,300,200	(856,116)	(223,551)	(1,088,580)
Borrowings and financing raised	13.a	8,742,227	6,457,284	724,800	1,060,044
Transactions cost - Borrowings and financing		(175,528)	(84,528)	(17,106)	(8,816)
Borrowings and financing – related parties	13.a			3,150,770
Amortization of borrowings and financing	13.a	(6,644,271)	(8,077,655)	(3,482,574)	(1,784,013)
Amortization of borrowings and financing - related parties	13.a			(542,913)	(349,221)
Amortization of leases	15	(185,397)	(177,067)	(6,551)	(6,574)
Amortization advance iron ore payments			42,611
Repurchase of Treasury Shares		(128,521)
Gain on bond buyback		(80,950)		(49,977)
Dividend anticipation		772,640	983,239
Exchange Variation on Cash and Equivalents		73,302	(4,967)

Increase (decrease) in cash and cash equivalents		(790,059)	(5,004,988)	(2,058,927)	(3,578,545)
Cash and equivalents at the beginning of the year		14,421,022	23,310,197	3,529,453	5,666,618
Cash and equivalents at the end of the year		13,630,963	18,305,209	1,470,526	2,088,073
The Accompanying notes are an integral part of these consolidation financial statement

Companhia Siderúrgica Nacional S.A.
Statements of Changes in Equity
(In thousands of Reais)

	Paid-up capital	Treasury shares	Capital transactions	Reserves			Retained earnings	Other comprehensive income	Total Shareholders' Equity Parent Company	Non-controlling interest	Total Consolidated Shareholders' Equity
				Capital	Legal	Statutory

Balances on December 31, 2024	10,240,000	(223,830)	2,248,080	32,720	1,158,925	640,460		(1,824,917)	12,271,438	3,187,678	15,459,116

Adjusted opening balances	10,240,000	(223,830)	2,248,080	32,720	1,158,925	640,460		(1,824,917)	12,271,438	3,187,678	15,459,116

Total comprehensive income							(2,002,374)	2,606,995	604,621	653,088	1,257,709

Net loss							(2,002,374)			495,648	495,648

Other comprehensive income								2,606,995	2,606,995	157,440	2,764,435
Actuarial gains/(losses) over pension plan of subsidiaries, net of taxes								50,887	50,887	73	50,960
Cumulative translation adjustments for the year								20,019	20,019		20,019
(Loss)/gain cash flow hedge accounting, net of taxes								2,479,943	2,479,943		2,479,943
Cash flow hedge reclassified to income upon realization, net of taxes								(321,341)	(321,341)		(321,341)
(Loss)/gain cash flow hedge accounting – “Platts” from investments in subsidiaries, net of taxes								350,435	350,435	157,367	507,802
Gain on the percentage change in investments								27,052	27,052		27,052
Allocation of profit/(loss) for the year					(1,158,925)	(640,460)	1,799,385			(1,052,242)	(1,052,242)
Dividends approved of subsidiary										(787,905)	(787,905)
Interest on equity approved of subsidiary										(264,337)	(264,337)
Absorption of the loss of the year					(1,158,925)	(640,460)	1,799,385				-
Capital transactions										71,767	71,767
Constitution of subsidiaries in foreign operations										1,170	1,170
Acquisition of stakes in subsidiaries										70,597	70,597
Balances on December 31, 2025	10,240,000	(223,830)	2,248,080	32,720	-	-	(202,989)	782,078	12,876,059	2,860,291	15,736,350
Adjusted opening balances	10,240,000	(223,830)	2,248,080	32,720			(202,989)	782,078	12,876,059	2,860,291	15,736,350
Total comprehensive income							(1,409,654)	1,088,155	(321,499)	141,599	(179,900)

Net loss							(1,409,654)		(1,409,654)	81,573	(1,328,081)
Other comprehensive income								1,088,155	1,088,155	60,026	1,148,181
Actuarial gains/(losses) over pension plan of subsidiaries, net of taxes								(6,132)	(6,132)	(9)	(6,141)
Cumulative translation adjustments for the year								(302,301)	(302,301)		(302,301)
(Loss)/gain cash flow hedge accounting, net of taxes								1,463,203	1,463,203		1,463,203
Cash flow hedge reclassified to income upon realization, net of taxes								(342,833)	(342,833)		(342,833)
(Loss)/gain cash flow hedge accounting – “Platts” from investments in subsidiaries, net of taxes								240,977	240,977	104,808	345,785
Gain on the percentage change in investments								35,241	35,241	(44,773)	(9,532)
Capital transactions	-	(89,566)	(298,662)	-					(388,228)	72,154	(316,074)
Effect of treasury shares acquired by parent companies		(89,566)							(89,566)	(38,955)	(128,521)
Grupo Estrela business combination										111,109	111,109
Contractual share option liability			(298,662)						(298,662)		(298,662)
Balances as of June 30, 2026	10,240,000	(313,396)	1,949,418	32,720	-	-	(1,612,643)	1,870,233	12,849,761	3,074,044	15,240,376
The Accompanying notes are an integral part of these consolidation financial statement

(In thousands of Reais, unless stated otherwise)

1.	DESCRIPTIO OF BUSINESS

Companhia Siderúrgica Nacional (“CSN”, “the Company” or “Parent Company”) is a publicly-held corporation, headquartered in the State capital of São Paulo. Founded on April 9, 1941 during the Getúlio Vargas government, the Company was privatized in 1993.

CSN, together with its subsidiaries, controlled entities, jointly controlled entities and affiliates (referred to as “the Group” or “CSN Group”), operates across five main business segments:

(i)	Steel industry: production and commercialization of flat and long steels;
(ii)	Mining: extraction, processing and commercialization of iron ore, tin, limestone and dolomite;
(iii)	Cement: production and commercialization of bagged and bulk cement, in addition to aggregates, concrete, and other related products;
(iv)	Energy: generation and sale of energy that is nearly renewably-sourced in entirety; and
(v)	Logistics: holding of participations in railways, port concessions and fleets of road transport vehicles.

CSN is listed on B3 S.A. – Brasil, Bolsa, Balcão stock exchange (B3) and the NYSE - United States stock exchange under the codes CSNA3 and SID, respectively. Additionally, its subsidiaries CSN Mineração S.A., FTL - Ferrovia Transnordestina Logística S.A., and Companhia Estadual de Geração de Energia Elétrica – CEEE-G, are publicly traded companies. with CSN Mineração S.A. trading common shares on B3 under the ticker CMIN3.

CSN Group maintains significantly diverse business areas and is one of Brazil’s largest steel producers. The company is also the second largest exporter of iron ore and a pioneer in the preparation of tailings piles as part of the dam decommissioning process. It is also Brazil’s second largest player in Brazil’s cement sector.

•	Going concern:

Management understands that the Company has adequate resources to continue as a going concern. Accordingly, these financial statements for the period ended June 30, 2026 were prepared based on the company’s presumed capacity to continue as a going concern.

2.	BASIS OF PREPARATION AND DECLARATION OF CONFORMITY

2.a)	Declaration of conformity

These individual and consolidated financial statements ("financial statements") were prepared and are presented in accordance with accounting policies adopted in Brazil issued by the Accounting Pronouncements Committee ("CPC”) and approved by the Brazilian Securities and Exchange Commission ("CVM") and the Federal Accounting Council ("CFC”). They are also prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB”), which are currently referred to as IFRS Accounting Standards. All relevant information specific to the financial statements is presented herein, and this information is exclusively used by the Company's management in its administration. The consolidated interim financial statements and the Parent Company’s individual financial statements are identified as “Consolidated" and "Parent Company,” respectively.

(In thousands of Reais, unless stated otherwise)

2.b)	Basis of presentation

The individual and consolidated interim financial information was prepared on a historical cost basis and adjusted to reflect: (i) the fair value measurement of certain financial assets and liabilities (including derivative instruments), as well as pension plan assets; and (ii) impairment losses. Whenever IFRS and CPCs allowed for a choice to be made between the acquisition cost or another measurement criterion, the acquisition cost criterion was used.

The preparation of this financial information requires that management to use certain accounting estimates, judgments and assumptions that affect the application of accounting policies; as a result, the reported amounts of assets, liabilities, revenue and expenses as of the balance sheet date may differ from actual future results. The assumptions used are based on historical data and other factors considered relevant and are reviewed by the Company's management.

Interim financial information has been prepared and is presented in accordance with CPC 21 (R1) - "Interim Financial Reporting" and IAS 34 - "Interim Financial Reporting" in accordance with the standards established by the CVM. This interim financial information does not include requirements for annual or complete financial statements and therefore must be read together with the Company's annual financial statements for the year ended December 31, 2025.

Given the above context, this interim financial information was not repeated, whether due to redundancy or relevance in relation to information previously presented in annual financial statements under the following explanatory notes:

Note 2.d - Material accounting policies;

Note 2.f Adoption of new requirements, standards, amendments and interpretations

Note 3 - Business combination (1)

Note 10.b - Additional information on direct and indirect subsidiaries

Note 10.c - Main occurrences at subsidiaries in 2025 and 2024

Note 12.a - Assets with indefinite useful lives

Note 13 - Impairment of assets

Note 21 - Taxes paid in installments

Note 24.a) - Transactions with Parent Companies

Note 24.c - Other unconsolidated related parties

Note 32 - Employee benefits

Note 33 - Commitments

Note 34 - Insurance

(1) must be read together with 1 ITR 2026

These individual and consolidated financial statements were approved by management on August 12, 2026.

(In thousands of Reais, unless stated otherwise)

2.c)	Functional Currency and presentation currency

The accounting records included in the financial information of each of the Company's subsidiaries are measured using the currency within the main economic environment in which each subsidiary operates ("functional currency"). The Parent Company and consolidated financial statements are presented in R$ (Reais), which is the Company's functional currency and the Group's presentation currency.

Transactions in foreign currencies are translated into the functional currency using the exchange rates prevailing on the respective transaction or valuation dates, through which items are remeasured. The balances of asset and liability accounts are translated at the exchange rate on the balance sheet date. As of June 30, 2026, US$1 is equivalent to R$5.1766 (R$5.5024 as of December 31, 2025) and €1 is equivalent to R$5.9106 (R$6.4692 as of December 31, 2025), according to rates available on the Central Bank of Brazil’s website.

2.d)	Value added statement

According to Federal Law 11.638/07, the presentation of the value-added statement is required for all publicly-held companies. These statements were prepared in accordance with CPC 09 (R1) – Statement of Value Added. IFRS does not require the presentation of this statement; as a result, it is presented as additional information.

3.	CASH AND CASH EQUIVALENTS

		Consolidated		Parent Company
	06/30/2026	12/31/2025	06/30/2026	12/31/2025
Cash and banks
In Brazil	1,169,923	1,178,037	30,210	308,969
Abroad	4,367,762	5,626,095	134,716	61,089
	5,537,685	6,804,132	164,926	370,058

Financial investments
In Brazil	3,911,252	5,509,312	1,304,253	3,159,395
Abroad	4,182,026	2,107,578	1,347
	8,093,278	7,616,890	1,305,600	3,159,395
	13,630,963	14,421,022	1,470,526	3,529,453

The financial resources available in the country are primarily invested in private and public securities with income linked to the variation of Interbank Deposit Certificates (CDI) and repurchase and resale agreements backed by fixed income securities. The Company applies part of the resources through exclusive investment funds, whose financial statements were consolidated in the Company.

Financial resources available abroad are held in dollars and euros and are invested in TD (Time Deposit) transactions at pre-fixed rates, as well as in accounts subject to automatic remuneration and daily liquidity. Yields are pegged to FED Funds and the ECB’s deposit rate. Management considers bank counterparties to be first-rate.

(In thousands of Reais, unless stated otherwise)

4.	FINANCIAL INVESTMENTS

				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	06/30/2026	12/31/2025	06/30/2026	12/31/2025	06/30/2026	12/31/2025	06/30/2026	12/31/2025
Investments (1)	154,930	270,318	26,232	25,257	23,595	8,577
Usiminas shares	499,861	372,397			499,861	372,397	-
	654,791	642,715	26,232	25,257	523,456	380,974	-	-

(1) Financial investments are restricted and linked to a Bank Deposit Certificate (CDB) used to secure a letter of guarantee with financial institutions and financial investments in public securities (LFT - Financial Treasury Bills) in the amount of R$28,456 managed by the Company’s exclusive funds. A restricted investment has been made in the Parent Company in the amount of R$14,423, which is secured through a letter of guarantee and matures on June 15, 2027. The subsidiary CSN Cimentos Brasil maintains financial investments with restricted availability as a guarantee for liability, for which the redemption term is indefinite. The investment balance totaled R$4,008 as of June 30, 2026 (R$3,649 as of December 31, 2025). The subsidiaries Estanho de Rondônia S.A. and Elizabeth Cimentos S.A. hold investments linked to financing agreements that will mature in 2028 and 2030, respectively, in the amount of R$22,224 (R$21,214 on December 31, 2025). An investment in the amount of R$112,051 made by CSN Steel S.L.U. linked to the acquisition of Galvacolor and for which the redemption term is projected for November 2026 is also recorded in the consolidated.

5.	ACCOUNTS RECEIVABLE

			Consolidated		Parent Company
	Ref.	06/30/2026	12/31/2025	06/30/2026	12/31/2025
Trade receivables
Third parties
In Brazil		1,507,879	1,241,180	833,688	615,807
Abroad		1,167,987	1,304,707	23,658	9,829
		2,675,866	2,545,887	857,346	625,636
(-) Estimated losses with doubtful liquidation credits		(239,601)	(246,153)	(108,564)	(109,746)
		2,436,265	2,299,734	748,782	515,890
Related parties	21.a	95,300	97,299	1,328,349	1,186,355
		2,531,565	2,397,033	2,077,131	1,702,245

The composition of the gross balance of accounts receivables from third party customers is shown below:

		Consolidated		Parent Company
	06/30/2026	12/31/2025	06/30/2026	12/31/2025
Current	2,154,571	1,928,230	728,872	485,412
Past-due up to 30 days	217,568	322,295	4,319	9,253
Past-due up to 180 days	83,145	71,947	9,221	16,870
Past-due over 180 days	220,582	223,415	114,934	114,101
	2,675,866	2,545,887	857,346	625,636

Changes in the expected credit losses for receivables from the Company's customers are as follows:

		Consolidated		Parent Company
	06/30/2026	12/31/2025	06/30/2026	12/31/2025
Opening balance	(246,153)	(212,088)	(109,746)	(95,617)
(Loss)/Reversal estimated	2,501	(32,660)	(744)	(18,923)
Recovery of receivables	4,051	6,164	1,926	4,794
Acquisition of stakes in subsidiaries		(7,569)
Closing balance	(239,601)	(246,153)	(108,564)	(109,746)

(In thousands of Reais, unless stated otherwise)

The Company carries out credit assignment operations without co-obligation. After assigning the customer's trade notes/securities and receiving funds through the closing of each transaction, CSN settles the related receivables and fully discharges the transaction credit risk. Financial charges on the credit assignment operation performed during the period ended June 30, 2026 totaled R$42,599 (R$25,828 on June 30, 2025) in the consolidated and R$37,224 (R$20,293 on June 30, 2025) in the parent company, respectively. These charges were classified under profit or loss.

6.	INVENTORIES

		Consolidated		Parent Company
	06/30/2026	12/31/2025	06/30/2026	12/31/2025
Finished goods	2,848,694	3,565,541	1,557,588	1,932,948
Work in progress	4,815,848	4,515,197	2,199,240	2,035,686
Raw materials	2,171,504	2,804,157	1,127,457	1,502,000
Storeroom supplies	1,751,330	1,649,866	732,006	700,716
Advances to suppliers	159,815	99,325	106,934	60,045
(-) Provision for losses	(127,139)	(105,060)	(37,047)	(25,907)
	11,620,052	12,529,026	5,686,178	6,205,488

Classified:
Current	9,368,174	10,455,500	5,686,178	6,205,488
Non-current (1)	2,251,878	2,073,526
	11,620,052	12,529,026	5,686,178	6,205,488

(1) Long-term inventories of iron ore that will be processed when implementing new processing plants, which will generate Pellet Feed as a final product.

The changes in expected losses on inventories are as follows:

		Consolidated		Parent Company
	06/30/2026	12/31/2025	06/30/2026	12/31/2025
Opening balance	(105,060)	(149,927)	(25,907)	(36,835)
Reversal/(Provision for losses) on inventories with low turnover and obsolescence	(22,079)	44,867	(11,140)	10,928
Closing balance	(127,139)	(105,060)	(37,047)	(25,907)

7.	RECOVERABLE TAXES

		Consolidated		Parent Company
	06/30/2026	12/31/2025	06/30/2026	12/31/2025
ICMS (Brazilian State Value-Added Tax)	2,391,794	2,323,633	1,573,083	1,570,468
Brazilian federal taxes (1)	2,972,421	2,846,259	1,603,922	1,652,207
Other taxes	152,790	183,442	32,115	30,110
	5,517,005	5,353,334	3,209,120	3,252,785

Classified:
Current	2,194,839	1,376,434	1,201,841	511,925
Non-current	3,322,166	3,976,900	2,007,279	2,740,860
	5,517,005	5,353,334	3,209,120	3,252,785

(1) The Brazilian federal tax balance mainly refers to PIS and COFINS, IRPJ and CSLL and IPI.

(In thousands of Reais, unless stated otherwise)

Accumulated tax credits essentially derive from ICMS, PIS and COFINS on purchases of inputs and fixed assets used in production. These amounts are offset against taxes owed for sales operations and other cash payments subject to taxation.

Due to the fact that the subsidiary’s mining activities predominantly involve exporting, the balance of ICMS, PIS and COFINS credits were increased during the related period. Additionally, the Company recognized a PIS and COFINS tax credit in the amount of R$94,173 resulting from a favorable court ruling for the exclusion of PIS and COFINS from its tax bases. This credit was recognized after a final and unappealable ruling was handed down during proceedings and the Brazilian Federal Revenue Service’s subsequently approval of the credit. Management then concluded that the requirements for recognizing the asset were met.

8.	OTHER CURRENT AND NON-CURRENT ASSETS

					Consolidated				Parent Company
		Current		Non-current		Current		Non-current
	Ref.	06/30/2026	12/31/2025	06/30/2026	12/31/2025	06/30/2026	12/31/2025	06/30/2026	12/31/2025
Judicial deposits	19			810,747	621,012			227,590	226,793
Derivative transactions	13.a	218,583	494
Dividends receivable	21.a	232,346	76,026			391,895	1,167,342
Prepaid expenses		477,238	493,924	9,043	14,732	238,349	259,173	7,653	13,093
Actuarial asset	21.a			56,565	53,328			43,683	41,138
Receivables from related parties	21.a	3,977	5,978	1,718,505	2,137,882	149,303	177,324	3,215,238	3,474,388
Loans with related parties		1,600	4,147	1,718,505	2,137,882	1,600	4,147	3,215,238	3,474,388
Other receivables from related parties		2,377	1,831			147,703	173,177
Other assets		426,551	461,503	1,069,502	1,024,408	292,720	263,926	1,046,927	1,001,099
Trading securities		4,200	2,598			3,994	2,408
Compulsory loans from Eletrobrás				3,217	3,787				678
Employee debts		124,939	120,327			59,675	64,047
Receivables by indemnity (1)				774,965	779,827			774,965	779,827
Receivables - Usiminas Shares (2)		216,331	192,911	150,578	150,578	216,331	192,911	150,578	150,578
Advances to suppliers		1,148	2,820
Others		79,933	142,847	140,742	90,216	12,720	4,560	121,384	70,016
		1,358,695	1,037,925	3,664,362	3,851,362	1,072,267	1,867,765	4,541,091	4,756,511

(1) Non-current assets comprise a liquidated and certain credit, arising from the final and unappealable ruling handed down in favor of the Company, mainly due to losses and damages resulting from a decrease in energy supply voltage during the periods between January 1991 and June 2002.

(2) In July 2026, a contractual amendment was signed with the counterparty extending the deadline for receiving amounts related to the sale of Usiminas' shares by 1 year. These amounts will now mature in July 2027.

(In thousands of Reais, unless stated otherwise)

9.	BASIS OF CONSOLIDATION AND INVESTMENTS

Accounting policies have been consistently applied to all consolidated companies. The consolidated financial statements for the periods ended June 30, 2026 and December 31, 2025 include the following direct and indirect subsidiaries and jointly-controlled entities, associates, as well as exclusive investment funds, as presented below:

	Equity interests (%)
Companies	06/30/2026	12/31/2025	Core business
Direct interest in subsidiaries
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Inova Ventures	100.00	100.00	Equity interests and financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
CSN Steel S.L.U.	100.00	100.00	Equity interests and financial transactions
TdBB S.A (*)	100.00	100.00	Equity interests
Sepetiba Tecon S.A.	99.99	99.99	Port services
Minérios Nacional S.A.	99.99	99.99	Mining and Equity interests
Companhia Florestal do Brasil	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin Mining
Companhia Metalúrgica Prada	99.89	99.89	Manufacture of containers and distribution of steel products
CSN Mineração S.A.(2)	69.69	69.01	Mining
CSN Energia S.A.	99.99	99.99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	92.71	92.71	Railroad logistics
Nordeste Logística S.A.	99.99	99.99	Port services
CSN Inova Ltd.	100.00	100.00	Advisory and implementation of new development project
CBSI - Companhia Brasileira de Serviços de Infraestrutura	99.99	99.99	Equity interests and product sales and iron ore
CSN Cimentos Brasil S.A.	99.99	99.99	Cement manufacturing
Berkeley Participações e Empreendimentos S.A.	100.00	100.00	Electric power generation and equity interests
CSN Inova Soluções S.A.	99.99	99.99	Equity interests
CSN Participações I S.A.	99.90	99.90	Equity interests
Circula Mais Serviços de Intermediação Comercial S.A.	0.10	0.10	Commercial intermediation for the purchase and sale of assets and materials in general
CSN Participações III S.A.	99.90	99.90	Equity interests
CSN Participações IV S.A.	99.90	99.90	Equity interests
CSN Participações V S.A.	99.90	99.90	Equity interests
CSN Incorporação e Participações Ltda.	99.99	99.99	Equity interests
Estrela Comércio e Participações S.A.	70.00	70.00	Equity interests
GaussFleet LLC. (3)	100.00	100.00	Activities involving information, digital services and equity interests

Indirect interest in subsidiaries
Lusosider Projectos Siderúrgicos S.A.	100.00	100.00	Equity interests and product sales
Lusosider Aços Planos, S. A.	100.00	100.00	Steel and Equity interests
CSN Resources S.A.	100.00	100.00	Financial transactions and Equity interests
Companhia Brasileira de Latas	99.89	99.89	Sale of cans and containers in general and Equity interests
Companhia de Embalagens Metálicas - MMSA	99.88	99.88	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	99.88	99.88	Production and sale of cans and related activities
CSN Productos Siderúrgicos S.L. (1)	-	100.00	Financial transactions, product sales and Equity interests
Stalhwerk Thüringen GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections Polska Sp.Z.o.o	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Mining Holding, S.L.U. (2)	69.01	69.01	Financial transactions, product sales and Equity interests
CSN Mining GmbH (2)	69.01	69.01	Financial transactions, product sales and Equity interests
CSN Mining Asia Limited (2)	69.01	69.01	Commercial representation
Lusosider Ibérica S.A.	100.00	100.00	Steel, commercial and industrial activities and equity interests
Companhia Siderúrgica Nacional, LLC	100.00	100.00	Import and distribution/resale of products
Elizabeth Cimentos S.A.	99.99	99.99	Cement manufacturing
Santa Ana Energética S.A.	99.99	99.99	Electric power generation
Topázio Energética S.A.	99.99	99.99	Electric power generation
Brasil Central Energia Ltda.	99.99	99.99	Electric power generation
Circula Mais Serviços de Intermediação Comercial S.A.	0.10	0.10	Commercial intermediation for the purchase and sale of assets and materials in general
Metalgráfica Iguaçu S.A	99.89	99.89	Metal packaging manufacturing
Companhia Energética Chapecó - CEC (2)	69.69	69.01	Electric power generation
Companhia Estadual de Geração de Energia Elétrica - CEEE-G	100.00	100.00	Electric power generation
Ventos de Vera Cruz S.A.	99.99	99.99	Electric power generation
Ventos de Curupira S.A.	99.99	99.99	Electric power generation
Ventos de Povo Novo S.A.	99.99	99.99	Electric power generation
MAZET Maschinenbau und Zerspanungstechnik Unterwellwnborn GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN ITC Solutions AG (2)	55.21	55.21	Financial transactions, product sales and Equity interests
CSN Mining International GmbH (2)	69.01	69.01	Commercial and representation of products
Gramperfil S.A.	90.00	90.00	Manufacturing and sale of metal profile
CSN International Steel GmbH	100.00	100.00	Commercial and representation of products
Tora Transportes Ltda	70.00	70.00	Road transport
Tora Locações S.A.	70.00	70.00	Road transport and automobile rental
FJX Transportes S.A.	42.00	42.00	Road transport and logistic
N. Minas Transportes e Locações Ltda.	70.00	70.00	Road transport and logistic
Saratoga Transportes Ltda	70.00	70.00	Road transport
Lokamig Rent a Car S.A.	70.00	70.00	Automobile rental
Seminovos Lokamig Ltda.	70.00	70.00	Automobile rental
Tora Logística Armazéns e Terminais Multimodais S.A.	70.00	70.00	Logistics
Tora Recintos Alfandegários S.A.	70.00	70.00	General storage operations and road transport
Tora Seminovos Comércio de Veículos Ltda.	70.00	70.00	Commercial and automobile rental
CSN Captive Insurance Company, LLC	100.00	100.00	Captive Insurance Company
GaussFleet S.A. (4)	80.00	80.00	Information service provision
Galvacolor Jerez S.L.U.	100.00	100.00	Transformation and commercialization of steel products
Direct interest in joint operations
Itá Energética S.A.	48.75	48.75	Electric power generation
Direct interest in joint ventures: equity method
MRS Logística S.A.	7.59	7.59	Railroad transportation
Aceros Del Orinoco S.A. (*)	31.82	31.82	Dormant company
Transnordestina Logística S.A. (5)	37.49	33.89	Railroad logistics
Equibras S.A	50.00	50.00	Rental of commercial and industrial machinery and equipment

Indirect interest in joint ventures: equity method
MRS Logística S.A.	20.84	20.64	Railroad transportation

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	20.00	20.00	Metallurgy and Equity interests
Panatlântica S.A.	29.92	29.92	Steel

Indirect interest in affiliates: equity method
Jaguari Energética S.A.	10.50	10.50	Electric power generation
Chapecoense Geração S.A.	9.00	9.00	Electric power generation
Companhia Energética Rio das Antas - Ceran	30.00	30.00	Electric power generation
Foz Chapecó Energia S.A.	9.00	9.00	Electric power generation

Exclusive Funds
Diplic II - Private credit balanced mutual fund	100.00	100.00	Investment fund
Caixa Vértice - Fundo de investimento multimercado crédito privado Longo Prazo	100.00	100.00	Investment fund
VR1 - Private credit balanced mutual fund	100.00	100.00	Investment fund

Consortiuns
Consórcio Itaúba	99.99	99.99	Electric power generation
Consórcio Passo Real (2)	99.63	96.55	Electric power generation
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power generation
Consórcio Dona Francisca	15.00	15.00	Electric power generation

(In thousands of Reais, unless stated otherwise)

(*) Dormant companies.

(1) CSN Productos Siderúrgicos S.L.U. was merged into CSN Steel S.L.U. pursuant to the Merger Record dated March 3, 2026. Its receivables, duties and obligations were subsequently transferred to CSN Steel S.L.U.

(2) On March 27, 2026, the CSN Mineração S.A.’s ("CMIN") Board of Director approved the cancellation of 53,294,297 common, registered, book-entry shares with no par value issued by CMIN held in treasury, without reducing its share capital. As a result of this resolution, Companhia Siderúrgica Nacional's direct shareholding in CMIN increased from 69.01% to 69.69%.

(3) On January 20, 2026, GaussFleet LLC, which is located in the United States, was incorporated as a limited liability company. Its corporate purpose is to provide information services.

(4) On April 2, 2026, Global Dot Com S.A. changed its trade name to "GaussFleet S.A.", and there were no changes in the Company's participation in this company.

(5) On June 30, 2026, Transnordestina Logística S.A.’s share capital ("TLSA”) was increased through the issuance of new shares and partial capitalization of credits arising from AFACs held by CSN against TLSA. This increase resulted in CSN’s participation in TLSA increasing to 37.49% of TLSA's share capital.

9.a) Changes in investments in controlled companies, Joint- Vemture, Joint-operations, Affiliates, and Other Investments

The positions presented on June 30, 2026 and December 31, 2025 refer to the interest held by CSN in the following companies:

(In thousands of Reais, unless stated otherwise)

							Consolidated
Companies	Final balance on 12/31/2025	Capital increase and (Decrease)/acquisition of shares	Dividends	Equity Income	Comprehensive income	Others	Final balance on 06/30/2026

Investments under the equity method
Joint-venture, Joint-operation and Affiliate
MRS Logistica	3,382,093		(138,556)	189,211	8		3,432,756
Fair Value MRS	480,622						480,622
Fair Value MRS amortization	(117,464)			(5,873)			(123,337)
Transnordestina Logística S.A. (1)	2,916,482	495,425		3,715	241		3,415,863
Fair Value -Transnordestina	659,106						659,106
Arvedi Metalfer do Brasil S.A.	34,601			(3,865)			30,736
Panatlântica S.A.	219,555		(3,539)	5,934			221,950
Equibras S.A.	39,054			2,463			41,517
Indirect interest in affiliates - CEEE-G	144,250		(35,627)	32,022			140,645
Fair Value indirect participation CEEE-G	319,709						319,709
Fair Value amortization indirect participation CEEE-G	(60,941)			(8,659)			(69,600)
	8,017,067	495,425	(177,722)	214,948	249		8,549,967
Other participations
GaussFleet S.A. (2)	11,728					(11,728)
Others	43,706					(930)	42,776
	55,434					(12,658)	42,776

Total shareholdings	8,072,501	495,425	(177,722)	214,948	249	(12,658)	8,592,743

Classification of investments in the balance sheet
Equity interests	8,072,501						8,592,743
Investment Property	219,525						217,535
Total investments in the asset	8,292,026						8,810,278

(1) CSN provided an AFAC payment in June 2026.

(2) In June 2026 the company changed its trade name from Global Dot to GaussFleet S.A.

								Consolidated
Companies	Final balance on 12/31/2024	Capital increase and (Decrease)/acquisition of shares	Write-offs	Transfers	Dividends	Equity Income	Comprehensive income	Final balance on 12/31/2025

Investments under the equity method
Joint-venture, Joint-operation and Affiliate
MRS Logistica	2,799,168					583,027	(102)	3,382,093
Fair Value MRS	480,622							480,622
Fair Value MRS amortization	(105,719)					(11,745)		(117,464)
Transnordestina Logística S.A. (1)	1,137,345	1,792,580				(18,129)	4,686	2,916,482
Fair Value -Transnordestina	659,106							659,106
Arvedi Metalfer do Brasil S.A.	35,257					(656)		34,601
Panatlântica S.A.	225,764				(19,477)	13,268		219,555
Equibras S.A. (2)	31,733				(2,187)	9,508		39,054
Indirect interest in affiliates - CEEE-G	146,753				(44,846)	42,343		144,250
Fair Value indirect participation CEEE-G	319,709							319,709
Fair Value amortization indirect participation CEEE-G	(42,523)					(18,418)		(60,941)
	5,687,215	1,792,580			(66,510)	599,198	4,584	8,017,067
Other participations
Global Dot (3)		1,685		10,043				11,728
Others (4)	58,796	(9)	(5,038)	(10,043)				43,706
	58,796	1,676	(5,038)					55,434

Total shareholdings	5,746,011	1,794,256	(5,038)		(66,510)	599,198	4,584	8,072,501

Classification of investments in the balance sheet
Equity interests	5,746,011							8,072,501
Investment Property	202,040							219,525
Total investments in the asset	5,948,051							8,292,026

(1) AFACs pain in by CSN on October 17, 2025.

(2) In December 2025 Equimac S.A. changed its trade name to "Equibras S.A.” There were no changes in the Company's participation in this company.

(3) On December 5, 2025, the Company acquired control of Global Dot Com S.A. (“Global Dot”) and came to indirectly hold 80% of the company’s share capital through the subsidiaries CSN Inova Ventures (2.51%) and CSN Inova Soluções S.A. (77.49%). The Company acquired control through the conversion of a loan into shares, as well as the purchase of an additional interest totaling R$49.9 million. The Company previously held an investment in Global Dot, which was controlled at fair value. Global Dot is located in the municipality of Barueri in the State of São Paulo and was constituted as a corporation. Its purpose is to provide information services, particularly fleet management services via integrated software.

(In thousands of Reais, unless stated otherwise)

(4) These strategic investments were made in startups by the subsidiary CSN Inova Ventures, either through the execution of a convertible loan with Alinea Health Holdings Ltda., or through a participation in the following companies: I Systems Automação Industrial S.A., H2Pro Ltda., 1S1 Energy Inc., Traive Inc. and Oico Holdings Limited.

The reconciliation of the equity method results of jointly controlled entities classified as joint ventures and affiliates and the amount presented in the income statement is presented below, as well as profit and loss stemming from the elimination of CSN’s transactions with these companies:

				Consolidated
	Six months ended		Three months ended
	06/30/2026	06/30/2025	06/30/2026	6/30/2025
Equity in results of affiliated companies
MRS Logística S.A.	189,211	286,798	160,022	180,801
Transnordestina Logística S.A.	3,715	(15,178)	2,271	(7,845)
Arvedi Metalfer do Brasil S.A.	(3,865)	458	(3,865)	-
Equibras S.A.	2,463	3,812	3,095	1,268
Indirect interest in affiliates - CEEE-G	32,022	10,508	17,532	12,430
Panatlântica S.A.	5,934	9,406	(1)	5,119
Fair Value Amortization	(14,532)	(15,172)	(9,501)	(6,954)
	214,948	280,632	169,553	184,819
Reclassification IAS 28 (1)	(49,349)	(35,413)	(31,548)	(17,926)
Others	(3,824)	8	(7)	(100)
Equity in results	161,775	245,227	137,998	166,793

(1) The operating margin of intercompany operations with group companies classified as joint ventures. which are not consolidated are reclassified under the Investment group’s Income Statement for groups of costs and income tax and social contributions.

(In thousands of Reais, unless stated otherwise)

Changes in the Parent Company's investments as of June 30, 2026 and December 31, 2025 are shown below:

						Parent Company
Companies	Final balance on 12/31/2025	Capital increase and (Decrease)/acquisition of shares	Dividends	Equity Income	Comprehensive income	Final balance on 06/30/2026

Investments under the equity method
Subsidiaries
CSN Steel S.L.U.	4,588,942			109,022	(301,800)	4,396,164
Sepetiba Tecon S.A.	293,089			(5,511)	(6,138)	281,440
Minérios Nacional S.A.	67,323	93,900		(72,555)		88,668
Fair Value - Minérios Nacional	2,122,071					2,122,071
Goodwill - Companhia Metalúrgica Prada	63,509					63,509
CSN Mineração S.A.	6,232,504			308,262	196,570	6,737,336
Lucros não realizado CSN Mineração S.A.	(2,351,078)					(2,351,078)
CSN Energia S.A.	26,240			17,387		43,627
FTL - Ferrovia Transnordestina Logística S.A.	58,759			(33,545)		25,214
Companhia Florestal do Brasil	1,220,610	1,900		(7,602)	47	1,214,955
CBSI - Companhia Brasileira de Serviços de Infraestrutura	153,611			69,129		222,740
Goodwill - CBSI - Companhia Brasileira de Serviços de Infraestrutura	15,225					15,225
CSN Cimentos Brasil S.A.	6,721,411			(61,149)		6,660,262
Estrela Comércio e Participações S.A	138,777	(16,959)		(19,041)	(1,710)	101,067
Ágio - Estrela Comércio e Participações S.A	596,802	(325,569)				271,233
Fair value Grupo Estrela		276,735		(103,546)		173,189
Nordeste Logística S.A	5,163	3,291		(1,407)		7,047
CSN Captive Insurance Company LLC	4,631			(106)	(501)	4,024
Others	31,722	12,001		(370)	(8,491)	34,862
	19,989,311	45,299		198,968	(122,023)	20,111,555
Joint-venture, Joint-operation and Affiliate
Itá Energética S.A.	178,837			12,610		191,447
MRS Logística S.A.	684,245		(28,014)	37,827	1	694,059
Transnordestina Logística S.A. (1)	2,916,482	495,425		3,715	241	3,415,863
Fair Value -Transnordestina	659,106					659,106
Equibras S.A.	39,054			2,463		41,517
Panatlântica S.A.	219,555		(3,539)	5,934		221,950
Arvedi Metalfer do Brasil S.A.	34,601			(3,865)		30,736
	4,731,880	495,425	(31,553)	58,684	242	5,254,678
Other participations
Profits on subsidiaries' inventories	(20,833)			15,653		(5,180)
Other investments	39					39
	(20,794)			15,653		(5,141)

Total shareholdings	24,700,397	540,724	(31,553)	273,305	(121,781)	25,361,092

Subsidiaries with unsecured liabilities
CSN Islands VII Corp.	(3,010,378)			141,861		(2,868,517)
CSN Inova Ventures	(3,468,244)			(117,299)		(3,585,543)
CSN Islands XII Corp.	(4,825,169)			25,561		(4,799,608)
Estanho de Rondônia S.A.	(63,682)	11,000		(26,724)		(79,406)
Companhia Metalúrgica Prada PPI	(65,095)			(136,249)		(201,344)
Others	(13,963)			(4,326)		(18,289)
Total subsidiaries with unsecured liabilities	(11,446,531)	11,000		(117,176)		(11,552,707)

Equity Income				156,129

Classification of investments in the balance sheet
Equity interests	24,700,397					25,361,092
Investment Property	154,801					153,690
Total active investments	24,855,198					25,514,782
Provision for Investments with Unsecured Liabilities (liabilities)	(11,446,531)					(11,552,707)
Total active and passive investments	13,408,667					13,962,075

(1) AFAC payment provided in June 2026.

(2) In April 2026, the process of measuring and preparing the fair value appraisal reports for identifiable assets acquired and liabilities assumed—including separable intangible assets—was completed in accordance with the 12-month measurement period permitted under Brazilian accounting standards. As a result, the amounts recognized did not change from those previously disclosed in the quarter ended March 31, 2026. These impacts are summarized below:

(In thousands of Reais, unless stated otherwise)

Description		Reference	R$
Total purchase price	A	(i)	738,068
Participation of Non- Controlling Interest	B	(ii)	178,058
Fair value of net assets	C	(iiI)	644,892
goodwill[1]	= ( A + B - C )		271,234

							Parent Company
Companies	Final balance on 12/31/2024	Capital increase and (Decrease)/acquisition of shares	Sales of shares	Dividends	Equity Income	Comprehensive income	Final balance on 12/31/2025

Investments under the equity method
Subsidiaries
CSN Steel S.L.U.	4,618,406				(49,420)	19,956	4,588,942
Sepetiba Tecon S.A.	302,152				(9,063)		293,089
Minérios Nacional S.A.	90,578	113,754			(137,009)		67,323
Fair Value - Minérios Nacional	2,122,071						2,122,071
Companhia Metalúrgica Prada (6)	181,686				(181,686)
Goodwill - Companhia Metalúrgica Prada	63,509						63,509
CSN Mineração S.A. (1)	7,086,794			(2,366,259)	1,138,430	373,539	6,232,504
Lucros não realizado CSN Mineração S.A. (1)					(2,351,078)		(2,351,078)
CSN Energia S.A.	20,142				6,098		26,240
FTL - Ferrovia Transnordestina Logística S.A.	100,314				(41,555)		58,759
Companhia Florestal do Brasil	1,246,403	2,700			(28,920)	427	1,220,610
CBSI - Companhia Brasileira de Serviços de Infraestrutura	84,226			(21,345)	90,730		153,611
Goodwill - CBSI - Companhia Brasileira de Serviços de Infraestrutura	15,225						15,225
CSN Cimentos Brasil S.A.	6,612,579			(21,441)	132,829	(2,556)	6,721,411
Estrela Comércio e Participações S.A (2)		155,691			(16,914)		138,777
Ágio - Estrela Comércio e Participações S.A (2)		596,802					596,802
NORDESTE LOGÍSTICA S.A		8,072			(2,909)		5,163
CSN Captive Insurance Company LLC (3)		4,550			16	65	4,631
Others	313	31,483			(74)		31,722
	22,544,398	913,052	-	(2,409,045)	(1,450,525)	391,431	19,989,311
Joint-venture, Joint-operation and Affiliate
Itá Energética S.A.	177,351			(8,332)	9,818		178,837
MRS Logística S.A. (1)	1,400,002		(998,922)		283,182	(17)	684,245
Transnordestina Logística S.A. (4)	1,137,345	1,792,580			(18,129)	4,686	2,916,482
Fair Value -Transnordestina	659,106						659,106
Equibras S.A. (5)	31,733			(2,187)	9,508		39,054
Panatlântica S.A.	225,764			(19,477)	13,268		219,555
Arvedi Metalfer do Brasil S.A.	35,257				(656)		34,601
	3,666,558	1,792,580	(998,922)	(29,996)	296,991	4,669	4,731,880
Other participations
Profits on subsidiaries' inventories	(53,731)				32,898		(20,833)
Other investments	39						39
	(53,692)				32,898		(20,794)

Total shareholdings	26,157,264	2,705,632	(998,922)	(2,439,041)	(1,120,636)	396,100	24,700,397

Subsidiaries with unsecured liabilities
CSN Islands VII Corp.	(3,255,338)				244,960		(3,010,378)
CSN Inova Ventures	(3,348,913)				(119,331)		(3,468,244)
CSN Islands XII Corp.	(4,803,727)				(21,442)		(4,825,169)
Estanho de Rondônia S.A.	(47,190)	64,500			(80,992)		(63,682)
Companhia Metalúrgica Prada PPI (6)					(65,095)		(65,095)
Others	(3,645)	3,032			(13,350)		(13,963)
Total subsidiaries with unsecured liabilities	(11,458,813)	67,532			(55,250)		(11,446,531)

Equity Income					(1,175,886)

Classification of investments in the balance sheet
Equity interests	26,157,265						24,700,397
Investment Property	135,557						154,801
Total active investments	26,292,822						24,855,198
Provision for Investments with Unsecured Liabilities (liabilities)	(11,458,813)						(11,446,531)
Total active and passive investments	14,834,009						13,408,667

(In thousands of Reais, unless stated otherwise)

(1) In December 2025, CSN sold 59.5% of its equity interest in MRS to its subsidiary CSN Mineração and now holds a 7.59% stake in MRS. As of the same date, its subsidiary CMIN came to hold a 29.91% participation in MRS. This transaction was carried out for the total price of R$3,350,000 previously received by CSN, and the book value of MRS's investment was written off in the amount of (R$998,922). A gain of R$2,351,078 subsequently recorded under other operating revenues note 27. As required by CPC 18 and ICPC 09, joint operations, this amount was neutralized in the Parent Company through unrealized profit at CSN Mineração. This sale did not represent a realized gain or loss for the CSN Group. Effective economic realization of the investment will only take place once the sale is made outside CSN’s economic group.

(2) Transaction related to the acquisition of a stake in Grupo Estrela, entered into on April 1, 2025. According to CPC 15 (R1) – Business combination, the Company has one year, as of this date, to form the respective business combination, which may impact the recorded fair value within this period based on an appraisal report.

(3) On August 29, 2025, the Company paid in capital in its subsidiary CSN Captive Insurance Company LLC. which is located in the United States, was incorporated as a limited liability company and its corporate purpose is to operate in the insurance market, providing insurance coverage to companies in which the Company holds an participation, as well as to third parties.

(4) AFACs paid in by CSN on October 17, 2025.

(5) In December 2025 Equimac S.A. changed its trade name to "Equibras S.A.” There were no changes in the Company's participation in this company.

(6) On December 31, 2025, the subsidiary Prada was transferred to the group of Subsidiaries with unsecured liabilities.

9.b)	Joint- Ventures and Joint- Operation Financial Information

Balance sheet and income statement balances at companies subject to shared control are shown below and refer to 100% of the companies' profit or loss:

				06/30/2026				12/31/2025
	Joint-Venture			Joint-Operation	Joint-Venture			Joint-Operation
Equity interest (%)	MRS Logística (1)	Transnordestina Logística	Equibras S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Equibras S.A.	Itá Energética
	37.49%	37.49%	50.00%	48.75%	37.49%	33.89%	50.00%	48.75%
Balance sheet
Current Assets
Cash and cash equivalents	4,638,115	1,263,717	15,197	172,260	4,131,117	1,740,636	16,678	112,820
Advances to suppliers	52,740	161,002	74	698	37,512	62,240	34	527
Other assets	1,040,488	95,210	23,002	22,514	1,127,557	92,864	36,254	31,004
Total current assets	5,731,343	1,519,929	38,273	195,472	5,296,186	1,895,740	52,966	144,351
Non-current Assets
Other assets	1,110,331	83,951	243	7,732	1,147,003	88,455	259	9,478
Investments, PP&E and intangible assets	18,971,338	16,264,006	118,430	218,266	18,259,793	15,142,520	79,683	233,519
Total non-current assets	20,081,669	16,347,957	118,673	225,998	19,406,796	15,230,975	79,942	242,997
Total Assets	25,813,012	17,867,886	156,946	421,470	24,702,982	17,126,715	132,908	387,348

Current Liabilities
Borrowings and financing	677,993	28,939	25,091		1,013,759	65,418	14,266
Lease liabilities	130,979		270		491,501		337
Other liabilities	1,880,674	222,782	20,176	22,773	1,710,146	176,437	19,979	15,074
Total current liabilities	2,689,646	251,721	45,537	22,773	3,215,406	241,855	34,582	15,074
Non-current Liabilities
Borrowings and financing	9,612,700	7,341,068	29,144		8,572,213	6,877,310	16,447
Lease liabilities	2,659,612		471		2,500,878		333
Other liabilities	1,694,598	1,164,284	2,681	5,986	1,393,766	1,402,711	3,438	5,429
Total non-current liabilities	13,966,910	8,505,352	32,296	5,986	12,466,857	8,280,021	20,218	5,429
Shareholders’ equity	9,156,456	9,110,813	79,113	392,711	9,020,719	8,604,839	78,108	366,845
Total liabilities and shareholders’ equity	25,813,012	17,867,886	156,946	421,470	24,702,982	17,126,715	132,908	387,348

				01/01/2026 to 06/30/2026				01/01/2025 to 06/30/2025
	Joint-Venture			Joint-Operation		Joint-Venture		Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Equibras S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Equimac S.A. (2)	Itá Energética
	37.49%	37.49%	50.00%	48.75%	37.49%	48.03%	50.00%	48.75%
Statements of Income
Net revenue	3,618,490		31,758	120,969	3,607,492		38,916	100,768
Cost of sales and services	(1,958,717)		(19,628)	(50,658)	(1,962,878)		(21,902)	(48,945)
Gross profit	1,659,773		12,130	70,311	1,644,614		17,014	51,823
Operating (expenses) income	17,556	(30,989)	(1,966)	(36,294)	(445,205)	(26,714)	(2,883)	(36,908)
Financial income (expenses), net	(908,820)	41,672	(1,921)	5,207	(199,246)	(4,882)	(2,034)	3,627
Profit/(Loss) before IR/CSLL	768,509	10,683	8,243	39,224	1,000,163	(31,596)	12,097	18,542
Current and deferred IR/CSLL	(263,466)	(135)	(2,592)	(13,358)	(235,213)		(3,302)	(3,191)
Profit / (loss) for the period	505,043	10,548	5,651	25,866	764,950	(31,596)	8,795	15,351

(In thousands of Reais, unless stated otherwise)

(1) CSN holds a direct and indirect participation of 7.59% and 20.84%, respectively, through CSN Mineração as part of the total 37.49% stake in MRS’ share capital mentioned above. The CSN Group was assigned a total interest of 28.43% after participations of non-controlling shareholders was considered.

(2) In December 2025 Equimac S.A. changed its trade name to "Equibras S.A.” There were no changes in the Company's participation in this company.

9.c)	Investment Properties

The balance of investment properties is shown below:

				Consolidated			Parent Company
	Ref.	Land	Buildings	Total	Land	Buildings	Total
Balance at December 31, 2024		156,858	45,182	202,040	94,257	41,300	135,557
Depreciation			(3,916)	(3,916)		(2,157)	(2,157)
Acquisitions		21,401		21,401
Balance at December 31, 2025		178,259	41,266	219,525	115,658	39,143	154,801
Cost		178,259	83,285	261,544	115,658	74,389	190,047
Accumulated depreciation			(42,019)	(42,019)		(35,246)	(35,246)
Balance at December 31, 2025		178,259	41,266	219,525	115,658	39,143	154,801
Depreciation	25		(1,954)	(1,954)		(1,075)	(1,075)
Transfer between groups - fixed assets		2	(2)
Transfers to other asset categories			(36)	(36)		(36)	(36)
Balance at June 30, 2026		178,261	39,274	217,535	115,658	38,032	153,690
Cost		178,261	80,494	258,755	115,658	74,288	189,946
Accumulated depreciation			(41,220)	(41,220)		(36,256)	(36,256)
Balance at June 30, 2026		178,261	39,274	217,535	115,658	38,032	153,690

The Company’s management prepared an estimate of investment properties’ fair value for December 31, 2025. The fair value of investment properties in consolidated financial statements as of June 30, 2026 totaled R$3,818,752 (R$3,818,752 as of December 31, 2025). Fair value of these properties at the Parent Company totaled R$3,337,307 (R$3,337,307 as of December 31, 2025).

The estimated average useful lives for each fiscal year are as follows (in years):

		Consolidated		Parent Company
	06/30/2026	12/31/2025	06/30/2026	12/31/2025
Buildings	28	28	30	30

(In thousands of Reais, unless stated otherwise)

10.	PROPERTY, PLANT AND EQUIPMENT

10.a)	Composition of property, plant and equipment

Description of Consolidated fixed assets as of June 30, 2026 and December 31, 2025, respectively:

									Consolidated
	Ref.	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Vehicles	Construction in progress (*)	Right of use	Other (**)	Total
Balance at December 31, 2024		592,716	4,772,512	17,969,066	208,941	5,881,336	756,814	244,638	30,426,023
Effect of foreign exchange differences		8,772	(1,184)	(5,886)	(23)	14,549	(4,027)	(6,447)	5,754
Acquisitions		11,171	36,813	379,302	193,804	5,296,362	72,305	15,468	6,005,225
Capitalized interest	27					403,302			403,302
Write-offs	26		(6,141)	(69,999)	(803)	(14,714)	(10,707)	(116)	(102,480)
Depreciation	25		(347,648)	(3,184,112)	(100,772)		(283,840)	(39,781)	(3,956,154)
Transfers to other asset categories		6,952	274,578	3,308,081	33,119	(3,589,738)		(32,992)
Transfer between groups - intangible assets, investment and property and inventory (1)				(34,100)	(34,122)	(45,190)			(113,412)
Acquisition of stakes in subsidiaries		9,414	144,879	94,773	536,671	1,550	183,929	47,256	1,018,472
Right of use - Remeasurement							244,543		244,543
Others				(207)	(9,937)			(1,961)	(12,105)
Balance at December 31, 2025		629,025	4,873,809	18,456,918	826,879	7,947,457	959,016	226,065	33,919,169
Cost		629,025	10,287,766	43,130,128	1,536,918	7,947,457	1,711,164	771,928	66,014,386
Accumulated depreciation			(5,413,957)	(24,673,210)	(710,039)		(752,148)	(545,863)	(32,095,217)
Balance at December 31, 2025		629,025	4,873,809	18,456,918	826,879	7,947,457	959,016	226,065	33,919,169
Effect of foreign exchange differences		(10,308)	(22,442)	(71,636)	(142)	(9,210)	(5,605)	(1,532)	(120,875)
Acquisitions		9,388	3,083	97,168	23,080	2,391,200	21,890	4,264	2,550,073
Capitalized interest	27					268,689			268,689
Write-offs	26		(444)	(65,516)	(6,685)		(8,175)	(20)	(80,840)
Depreciation	25		(174,693)	(1,614,216)	(167,170)		(164,037)	(19,103)	(2,139,219)
Transfers to other asset categories		23	160,632	1,759,886	21,180	(1,967,902)		26,181
Transfer between groups - intangible assets, investment property and inventory (1)			36	(3,385)	(37,148)	(31,391)			(71,888)
Adjustment PPA report					136,436				136,436
Right of use - Remeasurement							62,497		62,497
Others				15,015	(6,921)	(511)		2,560	10,143
Balance at June 30, 2026		628,128	4,839,981	18,574,234	789,509	8,598,332	865,586	238,415	34,534,185
Cost		628,128	10,381,515	44,966,496	1,664,303	8,598,332	1,524,299	740,991	68,504,064
Accumulated depreciation			(5,541,534)	(26,392,262)	(874,794)		(658,713)	(502,576)	(33,969,879)
Balance at June 30, 2026		628,128	4,839,981	18,574,234	789,509	8,598,332	865,586	238,415	34,534,185

(*) progress made in the following projects is highlighted: (i) business expansion, mainly expansion of the port in Itaguaí and Casa de Pedra, Itabirito project, and recovery of dam tailings; (ii) projects for new integrated cement plants (iii); general repair of the blast furnace and coke batteries at the Presidente Vargas Plant; and (iv) additional interest capitalized during the period.

(**) substantially refer to assets classified as furniture, fixtures and hardware.

(1) Transfer to stock refers to the allocation of decommissioned or replaced road infrastructure assets. These assets are subsequently made available for sale by the companies Tora Seminovos Comércio de Veículos Ltda and Seminovos Lokamig Ltda, in line with the company's main commercial activities, which is the resale of used vehicles.

Description of the Parent Company’s property, plant and equipment as of June 30, 2026 and December 2025, respectively:

(In thousands of Reais, unless stated otherwise)

									Parent Company
	Ref.	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Vehicles	Construction in progress (*)	Right of use	Others (**)	Total
Balance at December 31, 2024		25,618	328,915	7,229,728	24,209	1,984,214	37,582	34,147	9,664,413
Acquisitions				173,392	1,034	2,090,139		449	2,265,014
Capitalized interest	27					210,732			210,732
Write-offs	26			(1,717)					(1,717)
Depreciation	25		(31,442)	(1,341,793)	(6,695)		(10,671)	(8,977)	(1,399,578)
Transfers to other asset categories			88,482	1,719,264	403	(1,820,944)		12,795
Transfers to intangible assets						(17,325)			(17,325)
Right of use - Remeasurement							8,238		8,238
Others				(207)					(207)
Balance at December 31, 2025		25,618	385,955	7,778,667	18,951	2,446,816	35,149	38,414	10,729,570
Cost		25,618	703,043	17,452,010	67,287	2,446,816	51,024	230,239	20,976,037
Accumulated depreciation			(317,088)	(9,673,343)	(48,336)		(15,875)	(191,825)	(10,246,467)
Balance at December 31, 2025		25,618	385,955	7,778,667	18,951	2,446,816	35,149	38,414	10,729,570
Acquisitions				23,108		836,301	1,041		860,450
Capitalized interest	27					123,558			123,558
Write-offs	26			(90,850)					(90,850)
Depreciation	25		(16,494)	(632,537)	(2,937)		(5,363)	(4,560)	(661,891)
Transfers to other asset categories			32,003	954,799	429	(993,932)		6,701
Transfers to intangible assets			36			(21,359)			(21,323)
Right of use - Remeasurement							3		3
Others				1,775					1,775
Balance at June 30, 2026		25,618	401,500	8,034,962	16,443	2,391,384	30,830	40,555	10,941,292
Cost		25,618	735,148	18,625,595	67,716	2,391,384	52,068	236,731	22,134,260
Accumulated depreciation			(333,648)	(10,590,633)	(51,273)		(21,238)	(196,176)	(11,192,968)
Balance at June 30, 2026		25,618	401,500	8,034,962	16,443	2,391,384	30,830	40,555	10,941,292

(*) (i); general repair of the blast furnace and coke batteries at the Presidente Vargas Plant; and, (ii) additional interest capitalized during the period.

(**) substantially refer to assets classified as furniture, fixtures and hardware.

Assets estimated average useful lives for the period are as follows (in years):

		Consolidated		Parent Company
	06/30/2026	12/31/2025	06/30/2026	12/31/2025
Buildings and Infrastructure	32	32	27	27
Machinery, equipment and facilities	16	17	18	18
Vehicles	9	10	11	11
Others	11	10	10	9

10.b)	Right of use

Changes in right of use are shown below:

(In thousands of Reais, unless stated otherwise)

					Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Vehicles	Total
Balance at December 31, 2024	537,008	83,112	114,612	22,082	756,814
Effect of foreign exchange differences		(4,622)	758	(163)	(4,027)
Acquisition of stakes in subsidiaries	183,929				183,929
Addition
Remeasurement	63,305	1,715	138,824	40,699	244,543
Depreciation	(63,113)	(17,914)	(175,799)	(27,014)	(283,840)
Write-offs	(680)		(10,028)		(10,708)
Balance at December 31, 2025	726,355	64,117	130,335	38,209	959,016
Cost	996,234	143,181	431,606	140,143	1,711,164
Accumulated depreciation	(269,879)	(79,064)	(301,271)	(101,934)	(752,148)
Balance at December 31, 2025	726,355	64,117	130,335	38,209	959,016
Effect of foreign exchange differences		(2,009)	(1,315)	(2,281)	(5,605)
Acquisition of stakes in subsidiaries			20,636	1,254	21,890
Remeasurement	(25,426)	10	86,811	1,102	62,497
Depreciation	(31,901)	(10,412)	(118,507)	(3,217)	(164,037)
Write-offs	(469)			(7,706)	(8,175)
Transfers to other asset categories			4,478	(4,478)
Balance at June 30, 2026	668,559	51,706	122,438	22,883	865,586
Cost	971,523	134,167	349,769	68,840	1,524,299
Accumulated depreciation	(302,964)	(82,461)	(227,331)	(45,957)	(658,713)
Balance at June 30, 2026	668,559	51,706	122,438	22,883	865,586

				Parent Company
	Land	Machinery, equipment and facilities	Vehicles	Total
Balance at December 31, 2024	37,394	188		37,582
Remeasurement	7,068	669	501	8,238
Depreciation	(9,332)	(842)	(497)	(10,671)
Balance at December 31, 2025	35,130	15	4	35,149
Cost	47,980	851	2,193	51,024
Accumulated depreciation	(12,850)	(836)	(2,189)	(15,875)
Balance at December 31, 2025	35,130	15	4	35,149
Addition			1,041	1,041
Remeasurement	5	22	(24)	3
Depreciation	(4,829)	(20)	(514)	(5,363)
Balance at June 30, 2026	30,306	17	507	30,830
Cost	47,984	873	3,210	52,067
Accumulated depreciation	(17,678)	(856)	(2,703)	(21,237)
Balance at June 30, 2026	30,306	17	507	30,830

11.	INTANGIBLE ASSETS

Composition of Consolidated and Parent Company’s intangible assets as of June 30, 2026 and December 31, 2025:

(In thousands of Reais, unless stated otherwise)

								Consolidated		Parent Company
	Ref.	Goodwill	Customer relationships	Software	Trademarks and patents	Rights and licenses (*)	Others	Total	Software	Total
Balance at December 31, 2024		4,126,255	40,239	114,000	252,428	5,902,886	2,283	10,438,091	68,070	68,070
Effect of foreign exchange differences			15	37	734	262		1,048
Acquisitions				2,977				2,977
Transfer between groups - fixed assets				45,190				45,190	17,325	17,325
Amortization			(9,669)	(36,325)	(17)	(144,393)		(190,404)	(19,439)	(19,439)
Transfers to other asset categories			(13,715)	21,300	339	(5,652)	(2,272)
Acquisition of stakes in subsidiaries		653,074	8,247	1,044	45,280			707,645
Others						1,578		1,578
Balance at December 31, 2025		4,779,329	25,117	148,223	298,764	5,754,681	11	11,006,125	65,956	65,956
Cost		5,328,376	881,322	436,871	302,347	6,383,219	11	13,332,146	235,165	235,165
Accumulated amortization		(549,047)	(856,205)	(288,648)	(3,583)	(628,538)		(2,326,021)	(169,209)	(169,209)
Balance at December 31, 2025		4,779,329	25,117	148,223	298,764	5,754,681	11	11,006,125	65,956	65,956
Effect of foreign exchange differences				(632)	(16,444)		(3,329)	(20,405)
Acquisitions				2,264			8,870	11,134
Transfer between groups - fixed assets			(161)	30,001	802		52,363	83,005	21,359	21,359
Amortization	25		(45,130)	(20,577)	(3,526)	(66,750)		(135,983)	(10,758)	(10,758)
Transfers to other asset categories			(3,434)	(420)		3,854
Adjustments PPA report		(343,208)	295,853		13,389			(33,966)
Others		(9,000)		3,437	(3,545)	(493)		(9,601)
Balance at June 30, 2026		4,427,121	272,245	162,296	289,440	5,691,292	57,915	10,900,309	76,557	76,557
Cost		4,976,168	1,104,878	472,213	300,095	6,382,724	57,915	13,293,993	257,198	257,198
Accumulated amortization		(549,047)	(832,633)	(309,917)	(10,655)	(691,432)		(2,393,684)	(180,641)	(180,641)
Balance at June 30, 2026		4,427,121	272,245	162,296	289,440	5,691,292	57,915	10,900,309	76,557	76,557

(*) mainly composed of: (i) mining rights amortized by production volume and (ii) Concession contract for use of hydroelectric resources in acquiring control of Companhia Estadual de Geração de Energia Elétrica, CEEE-G. Assets are amortized over the contract's term.

Assets’ estimated average useful lives for the period are as follows (in years):

		Consolidated		Parent Company
	06/30/2026	12/31/2025	06/30/2026	12/31/2025
Software	8	8	8	8
Customer relationships	13	13

(In thousands of Reais, unless stated otherwise)

12.	BORROWINGS AND FINANCING

The balances of loans, financing and debentures recorded at amortized cost are as follows:

				Consolidated			Parent Company
	Current Liabilities		Non-current Liabilities		Current Liabilities		Non-current Liabilities
	06/30/2026	12/31/2025	06/30/2026	12/31/2025	06/30/2026	12/31/2025	06/30/2026	12/31/2025

Foreign Debt
Floating Rates:
Prepayment	1,986,505	3,236,980	5,010,573	5,601,328	456,433	1,639,533	1,029,108	1,331,581
Fixed Rates:
Bonds, Facility, BNDES and ACC	2,929,233	4,034,971	24,618,714	20,152,704	2,265,523	2,437,801	755,784	1,332,774
Intercompany					44,168	193,334	11,736,068	9,454,192
Fixed interest in EUR
Facility	569,951	637,083	180,955	234,411
Intercompany					10,862	320	322,934	353,480
	5,485,689	7,909,034	29,810,242	25,988,443	2,776,986	4,270,988	13,843,894	12,472,027

Debt agreements in R$
Floating Rate Securities
BNDES/FINAME/FINEP, Debentures, CRI and NCE	2,889,785	2,613,940	15,968,130	17,081,203	2,098,049	1,944,326	7,916,621	8,920,480
	2,889,785	2,613,940	15,968,130	17,081,203	2,098,049	1,944,326	7,916,621	8,920,480
Total Borrowings and Financing	8,375,474	10,522,974	45,778,372	43,069,646	4,875,035	6,215,314	21,760,515	21,392,507
Transaction Costs and Issue Premiums	(48,781)	(94,415)	(739,505)	(573,658)	(21,361)	(24,550)	(113,621)	(106,851)
Total Borrowings and Financing + Transaction cost	8,326,693	10,428,559	45,038,867	42,495,988	4,853,674	6,190,764	21,646,894	21,285,656

12.a)	Changes in Borrowings and Financing

The following table shows the reconciliation of the book value at the start and end of the period:

			Consolidated		Parent Company
	Ref.	06/30/2026	12/31/2025	06/30/2026	12/31/2025
Opening balance		52,924,548	56,914,621	27,476,421	30,245,640
New debts		8,742,227	11,121,708	3,875,570	2,558,006
Fundraising linked to property, plant and equipment		35,348
Repayment		(6,738,974)	(11,717,772)	(4,082,918)	(3,434,578)
Payments of charges		(2,039,163)	(4,267,926)	(929,594)	(1,910,666)
Accrued charges	27	2,070,610	4,314,121	914,459	1,987,311
Acquisition of stakes in subsidiaries			641,574
Iron ore prepayment (1)			66,717
Amortization of iron ore prepayments (1)			(66,717)
Other (2)		(1,629,036)	(4,081,779)	(753,370)	(1,969,293)
Closing balance		53,365,560	52,924,547	26,500,568	27,476,420

(1) These amounts refer to iron ore prepayment bonds that were initially recognized as contract liabilities, as they refer to a future obligation to deliver the product. However, given the impossibility of delivering the product during the period and the need for a cash settlement, this obligation came to be characterized as a monetary item and was reclassified as a financial liability. The amounts were fully settled for the year ended December 31, 2025.

(2) Amounts include unrealized exchange rate variation and inflation, as well as funding costs.

(In thousands of Reais, unless stated otherwise)

The Company captured and amortized the following debts during 2026:

				Consolidated
				06/30/2026
Nature	New debts	Maturities	Repayment	Interest payment
Pre-Payment	699,635	2027 to 2028	(1,648,688)	(343,779)
Bonds, Foreign Exchange Contract and Facility	7,478,845	2026 to 2032	(2,782,774)	(542,455)
BNDES/FINAME/FINEP, Debentures, CRI and NCE	599,095	2026 to 2041	(2,307,512)	(1,152,929)
	8,777,575		(6,738,974)	(2,039,163)

				Parent Company
				06/30/2026
Nature	New debts	Maturities	Repayment	Interest payment
Pre-Payment			(1,225,372)	(187,957)
Bonds and ACC	414,296	2026 to 2032	(1,037,436)	(204,543)
BNDES/FINAME/FINEP, Debentures, CRI and NCE	180,504	2027 to 2041	(1,277,198)	(475,892)
Intercompany	3,280,770	2031	(542,912)	(61,202)
	3,875,570		(4,082,918)	(929,594)

12.b)	Maturities of debts presented in current and non-current liabilities

			Consolidated			Parent Company
			06/30/2026			06/30/2026
	In foreign currency	In national currency - R$	Total	In foreign currency	In national currency - R$	Total
Average rate	US$ 7.03% € 3.64%	R$ 15.68%		US$ 2.51% € 5.15%	R$ 16.26%
2026	3,561,630	1,896,553	5,458,183	1,556,860	1,467,036	3,023,896
2027	4,272,431	3,402,494	7,674,925	1,951,625	2,680,176	4,631,801
2028	8,724,790	2,346,936	11,071,726	2,860,125	1,695,781	4,555,906
2029	2,563,406	1,826,710	4,390,116	1,094,412	902,251	1,996,663
2030	6,134,504	1,798,796	7,933,300	3,045,142	902,994	3,948,136
2031	6,924,314	1,612,535	8,536,849	3,266,270	259,828	3,526,098
After 2031	3,114,856	5,973,891	9,088,747	2,846,446	2,106,604	4,953,050
	35,295,931	18,857,915	54,153,846	16,620,880	10,014,670	26,635,550

			Consolidated			Parent Company
			12/31/2025			12/31/2025
	In foreign currency	In national currency - R$	Total	In foreign currency	In national currency - R$	Total
Average rate	US$ 6.42% € 3.53%	R$ 16.1%		US$ 3.80% € 3.53%	R$ 17.05%
2026	7,909,035	2,613,938	10,522,973	4,270,989	1,944,325	6,215,314
2027	3,890,494	3,915,457	7,805,951	1,512,104	3,252,053	4,764,157
2028	8,891,443	2,509,911	11,401,354	3,553,699	1,860,022	5,413,721
2029	564,742	1,909,546	2,474,288	1,183,036	982,295	2,165,331
2030	4,319,384	1,632,412	5,951,796	2,967,600	761,299	3,728,899
2031	5,144,744	1,460,420	6,605,164	483,658	151,259	634,917
After 2031	3,177,635	5,653,459	8,831,094	2,771,929	1,913,553	4,685,482
	33,897,477	19,695,143	53,592,620	16,743,015	10,864,806	27,607,821

(In thousands of Reais, unless stated otherwise)

•    Covenants

The Company's debt contracts provide for compliance with certain non-financial obligations, as well as maintenance of specific performance parameters and indicators, such as the disclosure of audited financial statements according to regulatory deadlines or declaration of advance maturity if the net debt to EBITDA indicator reaches the levels specified in these contracts.

As of the present date, the Company has performed its financial and non-financial obligations (covenants) under existing contracts.

13.	FINANCIAL INSTRUMENTS

13.a)	Identification and valuation of financial instruments

The Company may operate with several financial instruments, with an emphasis on cash and cash equivalents, including investments, marketable securities, accounts receivables from customers, accounts payables to suppliers, and borrowings and financing. Additionally, the Company may also carry out transactions with financial derivatives, such as interest rate swaps and commodities and exchange derivatives.

Given the nature of these instruments, fair value is essentially determined through the use of observable quotations in active markets, particularly B3 S.A. – Brasil, Bolsa, Balcão. The amounts recorded under current assets and liabilities are subject to immediate liquidity or maturity, particularly over the short term. Considering the terms and characteristics of these instruments, the carrying amounts approximate the fair values.

(In thousands of Reais, unless stated otherwise)

Classification of financial instruments

									Consolidated
					06/30/2026				12/31/2025
	Ref.	Fair value through other comprehensive income	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through other comprehensive income	Fair value through profit or loss	Measured at amortized cost	Balances
Assets
Current
Cash and cash equivalents	3			13,630,963	13,630,963			14,421,022	14,421,022
Financial investments	4		499,861	154,930	654,791		372,397	270,318	642,715
Trade receivables	5		1,212	2,530,353	2,531,565		66,464	2,330,569	2,397,033
Dividends and interest on equity	8			232,346	232,346			76,026	76,026
Derivative financial instruments	8	218,583			218,583		494		494
Receivables - Usiminas Shares	8			216,331	216,331			192,911	192,911
Other receivables								2,377	2,377
Trading securities	8		4,200		4,200		2,598		2,598
Loans - related parties	8			1,600	1,600			4,147	4,147
Total		218,583	505,273	16,766,523	17,490,379	-	441,953	17,297,370	17,739,323

Non-current
Financial investments	4			26,232	26,232			25,257	25,257
Receivables - Usiminas Shares	8			150,578	150,578			150,578	150,578
Other trade receivables				19,528	19,528			19,759	19,759
Eletrobrás compulsory loan	8			3,217	3,217			3,787	3,787
Receivables by indemnity	8			774,965	774,965			779,827	779,827
Loans - related parties	8			1,718,505	1,718,505			2,137,882	2,137,882
Total				2,693,025	2,693,025	-		3,117,090	3,117,090

Total Assets		218,583	505,273	19,459,548	20,183,404	-	441,953	20,414,460	20,856,413

Liabilities
Current
Borrowings and financing	12			8,375,474	8,375,474			10,522,974	10,522,974
Lease liabilities	14			241,881	241,881			238,702	238,702
Trade payables	15			7,349,910	7,349,910			7,162,929	7,162,929
Trade payables - Forfaiting	15.a			1,504,134	1,504,134			2,905,018	2,905,018
Dividends and interest on capital	17			1,139,975	1,139,975			358,040	358,040
Iron ore price Adjustment	17		382,655		382,655		2,729		2,729
Derivative transactions	17		1,513		1,513	67,304			67,304
Concessions to be paid	17			13,336	13,336			13,350	13,350
Assignment of receivables	17			91,359	91,359
Total			384,168	18,716,069	19,100,237	67,304	2,729	21,201,013	21,271,046

Non-current
Borrowings and financing	12			45,778,372	45,778,372			43,069,646	43,069,646
Lease liabilities	14			798,787	798,787			855,037	855,037
Trade payables	15			81,491	81,491			66,807	66,807
Derivative transactions	17		64,991		64,991		153,507		153,507
Concessions to be paid	17			77,367	77,367			78,419	78,419
Assignment of receivables	17			147,339	147,339
Contractual share option liability (1)	17	298,662			298,662
Total		298,662	64,991	46,883,356	47,247,009	-	153,507	44,069,909	44,223,416
Total Liabilities		298,662	449,159	65,599,425	66,347,246	67,304	156,236	65,270,922	65,494,462

(In thousands of Reais, unless stated otherwise)

								Parent Company
					06/30/2026			12/31/2025
	Ref.	Fair value through other comprehensive income	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	3			1,470,526	1,470,526		3,529,453	3,529,453
Financial investments	4		499,861	23,595	523,456	372,397	8,577	380,974
Trade receivables	5			2,077,131	2,077,131		1,702,245	1,702,245
Dividends and interest on equity	8			391,895	391,895		1,167,342	1,167,342
Receivables - Usiminas Shares	8			216,331	216,331		192,910	192,910
Trading securities	8		3,994		3,994	2,408		2,408
Loans - related parties	8			1,600	1,600		4,147	4,147
Total		-	503,855	4,181,078	4,684,933	374,805	6,604,674	6,979,479

Non-current
Receivables - Usiminas Shares	8			150,578	150,578		150,578	150,578
Other trade receivables				1,115	1,115		1,115	1,115
Eletrobrás compulsory loan	8						678	678
Receivables by indemnity	8			774,965	774,965		779,827	779,827
Loans - related parties	8			3,215,238	3,215,238		3,474,388	3,474,388
Total				4,141,896	4,141,896		4,406,586	4,406,586
Total Assets			503,855	8,322,974	8,826,829	374,805	11,011,260	11,386,065

Liabilities
Current
Borrowings and financing	12			4,875,035	4,875,035		6,215,314	6,215,314
Lease liabilities	14			12,048	12,048		11,525	11,525
Trade payables	15			4,538,737	4,538,737		3,941,596	3,941,596
Trade payables - Forfaiting	15.a			925,472	925,472		1,924,285	1,924,285
Dividends and interest on capital	17			6,023	6,023		6,059	6,059
Total				10,357,315	10,357,315		12,098,779	12,098,779

Non-current
Borrowings and financing	12			21,760,515	21,760,515		21,392,507	21,392,507
Lease liabilities	14			21,140	21,140		25,570	25,570
Trade payables	15			13,768	13,768		3,328	3,328
Derivative transactions	17		6,407		6,407	117,120		117,120
Contractual share option liability (1)	17	298,662			298,662
Total		298,662	6,407	21,795,423	22,100,492	117,120	21,421,405	21,538,525
Total Liabilities		298,662	6,407	32,152,738	32,457,807	117,120	33,520,184	33,637,304

(1) Call and put options related to the remaining 30% ownership interest held in the Estrela Group’s non-controlling shareholders, according to Note 17. Instrument classified at fair value through other comprehensive income (“VJORA”) and recognition under shareholders' equity and other reserves.

(In thousands of Reais, unless stated otherwise)

Fair value measurement

The table below shows the financial instruments recorded at fair value through profit or loss and fair value through other comprehensive income, classifying them according to the fair value hierarchy:

Consolidated				06/30/2026			12/31/2025
	Level 1	Level 2	Level 3	Balances	Level 1	Level 2	Balances
Assets
Current
Financial investments	499,861			499,861	372,397		372,397
Trade receivables, net	1,212			1,212	66,464		66,464
Derivative transactions		218,583		218,583		494	494
Trading securities	4,200			4,200	2,598		2,598
Total Assets	505,273	218,583		723,856	441,459	494	441,953
Liabilities
Current
Derivative financial instruments		1,513		1,513		67,304	67,304
Iron ore price Adjustment	382,655			382,655
Non-current
Derivative transactions		64,991		64,991		153,507	153,507
Contractual share option liability			298,662	298,662
Total Liabilities	382,655	66,504	298,662	747,821		220,811	220,811

Level 1 – these data are quoted prices for items identical to the assets and liabilities measured in an active market.

Level 2 – considers inputs observable in the market, such as interest and exchange rates, etc., that, however, are not prices negotiated in active markets.

Level 3 - uses significant assumptions not observable in the market and for which prices are not quoted in active markets or there is insufficient observable data to directly price these instruments.

13.b)	Financial Risk Management

The Company uses risk management strategies, with guidance on the risks incurred on the business.

The nature and general position of financial risks are regularly monitored and managed to assess results and the financial impact on cash flow. Credit limits and the hedge quality of counterparties are also reviewed periodically.

Market risks are hedged when considered necessary to support the corporate strategy or when it is necessary to maintain the level of financial flexibility.

The Company is exposed to exchange rate, interest rate risk, market price, and credit and liquidity risk.

The Company may manage some of the risks using derivative instruments not associated with any speculative trading or short selling.

(In thousands of Reais, unless stated otherwise)

i)	Exchange rate risk

The exposure arises mainly from the existence of assets and liabilities denominated in dollars, since the Company's functional currency is substantially the Real and is referred to as natural foreign exchange exposure. The net exposure is the result of the offsetting the natural exchange exposure by the instruments of hedge adopted by the Company.

The consolidated net exposure is shown below:

	06/30/2026	12/31/2025
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in US$’000)
Cash and cash equivalents overseas	842,000	895,337
Trade receivables	136,416	212,372
Financial investments	828,283	388,705
Borrowings and financing	(6,673,304)	(6,002,208)
Trade payables	(210,645)	(248,790)
Others	(102,850)	(14,528)
Natural Gross Foreign Exchange Exposure (assets - liabilities)	(5,180,100)	(4,769,112)
Derivative transactions (*)	3,889,568	4,396,413
Net foreign exchange exposure	(1,290,532)	(372,699)

(*) Total notional value of derivative and non-derivative financial instruments used for exchange risk management.

The Company uses Hedge Accounting as a strategy, as well as derivative financial instruments to protect future cash flows.

Sensitivity analysis of Derivative Financial Instruments and Consolidated Foreign Exchange Exposure

The Company evaluated two different scenarios for the analysis of the exchange rate impact: Scenario 1 projects a horizon of increased currency volatility, and Scenario 2 predicts a horizon of currency appreciation. Calculations were based on the closing exchange rate on June 30, 2026 and made use of assumptions based on a dispersion calculation that considers both historical exchange rate fluctuations and management’s projections.

The currencies used in the sensitivity analysis and their respective scenarios are shown below:

				06/30/2026				12/31/2025
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	5.1766	5.1183	5.6274	4.9381	5.5024	5.2006	5.7964	5.0436

(In thousands of Reais, unless stated otherwise)

The effects on profit or loss, considering scenarios 1 and 2, are shown below:

					06/30/2026
Instruments	Notional amount	Risk	Probable scenario (*) R$	Scenario 1 R$	Scenario 2 R$
Cash and cash equivalents overseas	842,000	Dollar	(49,089)	379,574	(200,817)
Trade receivables	136,416	Dollar	(7,953)	61,496	(32,535)
Financial investments	828,283	Dollar	(48,289)	373,390	(197,545)
Borrowings and financing	(6,673,304)	Dollar	389,054	(3,008,325)	1,591,583
Trade payables	(210,645)	Dollar	12,281	(94,959)	50,239
Others	(102,850)	Dollar	5,996	(46,365)	24,530
Derivative financial instruments	3,889,568	Dollar	(226,762)	1,753,417	(927,662)
Impact on profit or loss			75,238	(581,772)	307,793

(*) The probable scenarios were calculated considering the following risk variations: Real x Dollar - Valuation of the Real at 1.13%. Source: Central Bank of Brazil on July 13, 2026.

					12/31/2025
Instruments	Notional amount	Risk	Probable scenario (*) R$	Scenario 1 R$	Scenario 2 R$
Cash and cash equivalents overseas	895,337	Dollar	(270,213)	263,229	(410,781)
Trade receivables	212,372	Dollar	(64,094)	62,437	(97,436)
Financial investments	388,705	Dollar	(117,311)	114,279	(178,338)
Borrowings and financing	(6,002,208)	Dollar	1,811,466	(1,764,649)	2,753,813
Trade payables	(248,790)	Dollar	75,085	(73,144)	114,145
Others	(14,528)	Dollar	4,385	(4,271)	6,665
Derivative financial instruments	4,396,413	Dollar	(1,326,838)	1,292,545	(2,017,074)
Impact on profit or loss			112,480	(109,574)	170,994

(*) The probable scenarios were calculated considering the following risk variations: Real x Dollar - Valuation of the real at 5.48%. Source: Central Bank of Brazil on February 20, 2026.

ii)	Interest rate risk

This risk arises from short-term and long-term investments, loans and financing and bonds linked to pre-fixed and post-fixed CDI, TJLP, and SOFR interest rates, which expose these financial assets and liabilities to interest rate fluctuations as shown in the sensitivity analysis table.

Sensitivity analysis of interest rate changes

A sensitivity analysis for risks related to interest rates is shown below. The Company considered two different scenarios to assess the impact of variations in these rates: Scenario 1 predicts a horizon of rising interest rates, and Scenario 2 projects a reduction horizon. To calculate these risks, the closing rates as of June 30, 2026 were used as a reference based on a dispersion model, which considers not only historical interest rate fluctuations but also detailed management projections.

This approach allows for a comprehensive and precise assessment of potential economic impacts arising from interest rate fluctuations.

(In thousands of Reais, unless stated otherwise)

			Consolidated			Consolidated
			06/30/2026			12/31/2025
Interest	Probable scenario	Scenario 1	Scenario 2	Probable scenario	Scenario 1	Scenario 2
CDI	14.15%	14.95%	12.71%	14.90%	17.69%	12.97%
TJLP	9.14%	9.20%	8.18%	9.07%	9.22%	6.18%
IPCA	4.39%	4.83%	3.94%	4.26%	4.76%	3.96%
SOFR 6M	3.85%	5.45%	3.65%	3.57%	4.70%	3.26%
SOFR	3.68%	5.73%	3.62%	3.87%	5.54%	3.64%
EURIBOR 3M	2.32%	4.28%	2.02%	2.03%	4.31%	1.95%
EURIBOR 6M	2.57%	4.19%	2.15%	2.11%	4.38%	2.02%

The effects on balances in Reais related to assets and liabilities linked to interest rates, considering scenarios 1 and 2, are demonstrated below:

						Impact on balances on 06/30/2026
Changes in interest rates	% p.a	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
CDI	14.15%	3,925,675	(16,407,113)	(1,766,124)	(1,865,864)	(1,585,960)
TJLP	9.14%		(793,343)	(72,512)	(73,007)	(64,883)
IPCA	4.39%		(1,475,597)	(64,779)	(71,343)	(58,155)
SOFR 6M	3.85%		(5,065,965)	(195,040)	(276,221)	(185,052)
SOFR	3.68%		(2,145,818)	(78,966)	(122,954)	(77,664)
EURIBOR 3M	2.32%		(561,833)	(13,035)	(24,019)	(11,342)
EURIBOR 6M	2.57%		(10,790)	(277)	(452)	(232)
Impact on profit or loss				(2,190,733)	(2,433,860)	(1,983,288)

(*) This sensitivity analysis is based on the assumption of probability that market values as of June 30, 2026 recorded in the Company's assets and liabilities will be maintained.

						Impact on balances on 12/31/2025
Changes in interest rates	% p.a	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
CDI	14.90%	5,509,312	(16,397,776)	(1,622,381)	(1,926,578)	(1,412,668)
TJLP	9.07%		(824,228)	(74,757)	(75,994)	(50,901)
IPCA	4.26%		(1,286,852)	(54,820)	(61,224)	(50,899)
SOFR 6M	3.57%		(5,059,304)	(180,829)	(237,992)	(165,118)
SOFR	3.87%		(472,461)	(18,284)	(26,170)	(17,192)
EURIBOR 3M	2.03%		(849,153)	(17,255)	(36,571)	(16,517)
EURIBOR 6M	2.11%		(22,592)	(476)	(989)	(456)
Impact on profit or loss				(1,968,802)	(2,365,518)	(1,713,751)

(*) Sensitivity analysis is based on the assumption of maintaining market values as of December 31, 2025 recorded in the Company's assets and liabilities as a probable scenario.

iii)	Market price risk

The Company is also exposed to market risks related to the volatility of commodity and input prices. In line with its risk management policy, risk mitigation strategies involving commodities may be used to reduce cash flow volatility. These mitigation strategies may incorporate derivative instruments, predominantly forward, futures, and options transactions.

(In thousands of Reais, unless stated otherwise)

Below are the price risk protection instruments, as shown in the following topics:

a) Cash flow hedge accounting – Platts index

To better reflect the accounting effects of the Platts hedge strategy on the result, the subsidiary CSN Mineração opted to formally designate the hedge and, consequently, adopted hedge accounting for the iron ore derivative as a hedge accounting instrument for its highly probable future iron ore sales. As a result, the mark-to-market arising from the Platts volatility will be temporarily recorded in equity and will be taken to the income statement when the sales occur according to the contracted evaluation period. This allows the recognition of Platts volatility on iron ore sales to be recognized at the same time.

The Company has periodically reviewed market scenarios to assess its exposure to iron ore price risk to ensure adequate coverage of market price fluctuations. This process involves monitoring fluctuations and trends in global prices, in addition to considering economic and geopolitical factors that may impact the value of this commodity.

The following table presents profit and loss for derivative instruments as of June 30, 2026:

				06/30/2026	06/30/2026	06/30/2025	06/30/2026	06/30/2025	06/30/2026	06/30/2025
		Appreciation (R$)		Fair value (market)	Other operating income expenses		Other comprehensive income		Financial income and expenses (note 27)
Maturity	Notional	Asset position	Liability position	Amounts receivable / (payable)
01/01/2025 to 06/30/2025 (Settled)	Platts					87,423				81
01/01/2026 to 01/31/2026 (Settled)	Platts				(20,853)				(538)
02/01/2026 to 02/28/2026 (Settled)	Platts				47,910				1,988
03/01/2026 to 03/31/2026 (Settled)	Platts				223				(129)
04/01/2026 to 04/30/2026 (Settled)	Platts				3,131				287
05/01/2026 to 05/31/2026 (Settled)	Platts				(7,264)				(170)
06/01/2026 to 06/30/2026 (Settled)	Platts				111,385				(121)
07/01/2026 to 07/31/2026	Platts	956,264	(883,770)	72,494			65,553		6,941
08/01/2026 to 08/31/2026	Platts	770,910	(712,041)	58,869			55,934		2,935
09/01/2026 to 09/30/2026	Platts	644,418	(589,030)	55,388			52,559		2,829
10/01/2026 to 10/31/2026	Platts	337,776	(305,944)	31,832			30,178		1,656
		2,709,368	(2,490,785)	218,583	134,532	87,423	204,224	-	15,678	81

Activity related to cash flow hedge accounting amounts - Platts index recorded under shareholders' equity on June 30, 2026 is as follows:

	12/31/2025	Movement	Realization	06/30/2026
Cash flow hedge – “Platts”	(29,977)	368,733	(134,532)	204,224
Income tax and social contribution on cash flow hedge	10,192	(125,369)	45,741	(69,436)
Fair Value of cash flow hedge - Platts, net	(19,785)	243,364	(88,791)	134,788

The cash flow hedge - Platts index was fully effective since the contracting of derivative instruments.

To support the above-mentioned designations, the Company has prepared formal documentation indicating the manner in which the cash flow hedge accounting – Platts index designation is aligned with CSN's risk management objective and strategy. The hedging instruments used, item hedged, and the nature of the risk to be hedged are identified.

The expected high level of effectiveness of designated relationships is also demonstrated. Iron ore derivative instruments ("Platts" index) were designated in amounts equivalent to the portion of future sales, comparing the designated amounts with the expected and approved amounts in the budgets of the Management and Board.

(In thousands of Reais, unless stated otherwise)

b) Cash flow hedge accounting

Foreign exchange hedge accounting

The Company and its subsidiary CSN Mineração formally designate cash flow hedge relationships to protect highly probable future flows exposed to the dollar related to sales made in dollars.

With the objective of better reflecting the accounting effects of the foreign exchange hedge strategy in the results, CSN and its subsidiary CSN Mineração designated part of their dollar liabilities as a hedge instrument for their future exports. As a result, the exchange rate variation from designated liabilities will be temporarily recorded in shareholders' equity and will be transferred to the income statement when the respective exports occur, thus allowing the recognition of dollar fluctuations on the liability and exports to be recorded at the same time. It is important to emphasize that the adoption of this hedge accounting does not imply the contracting of any financial instrument.

The following table presents a summary of hedging relationships maintained as of June 30, 2026:

									06/30/2026
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Amortized part (USD'000)	Effect on Result (R$'000)	Impact on Shareholders' equity (R$'000)
07/31/2019	Bonds and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	January 2020 - April 2026	3.7649	1,342,761	(1,342,761)	518,938
10/01/2020	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2020 to November 2025 until December 2050	4.0745	1,416,000	(1,416,000)		(1,214,600)
01/28/2020	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2027 - January 2028	4.2064	1,000,000	(3,700)		(969,803)
06/01/2022	Bonds and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2022 - April 2032	4.7289	1,145,000	(360,000)		(351,444)
12/01/2022	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - June 2031	5.0360	490,000	(37,000)		(63,692)
05/16/2024	Export Prepayments in US$ with third parties, ACC and Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	September 2024 - March 2035	5.1270	1,202,000	(295,100)	507	(44,679)
Total recognized at the parent company						6,595,761	(3,454,561)	519,445	(2,644,218)
06/01/2022	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2022 - May 2033	4.7289	878,640	(313,640)	13,134	(252,950)
12/01/2022	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - June 2027	5.0360	70,000	(3,500)		(10,078)
05/16/2024	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2025 - March 2035	5.1270	208,717	(88,372)	618	(5,969)
Total recognized in the consolidated						7,753,118	(3,860,073)	533,197	(2,913,215)

(In thousands of Reais, unless stated otherwise)

The net balance of the amounts designated and previously amortized in U.S. Dollars totals US$3,893,045 (US$4,384,011 as of December 31, 2025).

As part of the hedge relationships described above, the values of debt instruments were designated in full for equivalent portions of iron ore exports.

As of June 30, 2026, the hedging relationships established by the Company remained effective according to prospective and retrospective tests that were performed. As a result, there were no reversals due to ineffectiveness of cash flow hedge accounting recorded.

c) Net Overseas Investment Hedge

The information related to the hedge of net investment abroad has not changed in relation to that disclosed in the Company's financial statements as of December 31, 2025. The balance recorded under shareholders' equity on June 30, 2026 and December 31, 2025 totaled R$6,293.

d) Hedge accounting transactions

Activity related to cash flow hedge accounting amounts recorded under shareholders' equity on June 30, 2026 is as follows:

				Consolidated
	12/31/2025	Movement	Realization	06/30/2026
Cash flow hedge	(4,900,465)	1,454,053	533,197	(2,913,215)
Income tax and social contribution on cash flow hedge	1,666,160	(494,378)	(181,287)	990,495
Fair Value of cash flow accounting, net taxes	(3,234,305)	959,675	351,910	(1,922,720)

				Parent Company
	12/31/2025	Movement	Realization	06/30/2026
Cash flow hedge	(4,341,748)	1,178,085	519,445	(2,644,218)
Income tax and social contribution on cash flow hedge	1,476,195	(400,549)	(176,611)	899,035
Fair Value of cash flow accounting, net taxes	(2,865,553)	777,536	342,834	(1,745,183)

iv)	Credit risks

The exposure to credit risks of financial institutions observes the parameters established in the financial policy. The Company's practice is the detailed analysis of the equity and financial situation of its customers and suppliers, the establishment of a credit limit and the permanent monitoring of its outstanding balance.

Regarding financial investments, the Company only makes investments in institutions with low credit risk assessed by credit rating agencies. Since part of the resources is invested in repurchase agreements that are backed by Brazilian government securities, there is also exposure to the credit risk of the Brazilian State.

(In thousands of Reais, unless stated otherwise)

Regarding credit risk exposure in trade and other receivables, the Company has a credit risk committee where each new customer is individually analyzed for their financial condition before credit limits and payment terms are granted. This is periodically reviewed according to the procedures specific to each business area.

v)	Liquidity risk

It is the risk that the Company may not have sufficient net funds to honor its financial commitments as a result of the mismatch of term or volume between expected receipts and payments.

Future receipt and payment premises are established to manage cash liquidity in domestic and foreign currencies, which are monitored on a day-to-day basis by the Treasury department. The payment schedules for long-term installments of loans, financing and bonds are presented in note 12.

Amounts below represent contractual maturities for financial liabilities including interest:

						Consolidated
At June 30, 2026	Ref.	Less than one year	From one to two years	From two to five years	Over five years	Total
Loans, financing and debentures	12	8,375,474	4,757,635	31,931,990	9,088,747	54,153,846
Lease liabilities	14	241,881	184,806	212,628	401,353	1,040,668
Derivative transactions	17	1,513	53,029	11,962		66,504
Trade payables	15	7,349,910	81,491			7,431,401
Trade payables - Forfaiting	15.a	1,504,134				1,504,134
Dividends and interest on capital	17	1,139,975				1,139,975
Concessions to be paid	17	13,336	13,350	40,050	23,967	90,703
Assignment of receivables	17	91,359	98,787	48,553		238,699
Contractual share option liability	17			298,662		298,662
		18,717,582	5,189,098	32,543,845	9,514,067	65,964,592

Fair values of assets and liabilities in relation to book value

Assets and liabilities measured at fair value through profit or loss are recognized under financial results. However, when designated for hedge accounting operations, fair value adjustments are recorded under other comprehensive income up until the moment they are realized, when they are then recorded under other operating income (expenses), according to the nature of the operation.

The amounts are recorded in the financial statements at their book value, which are substantially similar to those that would be obtained if they were traded in the market. The fair values of other long-term assets and liabilities do not differ significantly from their carrying amounts, except for the amounts below.

The estimated fair value for certain consolidated long-term loans and financing was calculated at current market rates, considering the nature, term and risks similar to those of the registered contracts, as follows:

		06/30/2026		12/31/2025
	Closing Balance	Fair Value (*)	Closing Balance	Fair Value (*)
Fixed Rate Notes	17,563,623	12,634,370	19,728,321	16,958,019

(*) Source: Bloomberg.

(In thousands of Reais, unless stated otherwise)

13.c)	Protective instruments: Derivatives

Position of the derivative financial instruments portfolio

Foreign exchange swap CDI x Dollar

In October 2023, the Company entered into a new swap agreement with the purpose of mitigating the risk associated with an Export Credit Note (NCE) acquired during the same period, which is scheduled to mature in October 2028. The agreement’s principal amount totals R$680,000. In May 2026, the Company settled part of its debt and its derivative in advance. There is currently an outstanding Notional of R$423,534 remaining.

In January 2025, the Company entered into a new swap agreement with the purpose of mitigating the risk associated with an NCE acquired during the same period and scheduled to mature in January 2028, which involves a principal amount of US$50,000. This debt and its derivative were settled in advance in May 2026.

In April 2025, the Company began registering Grupo Estrela swap contracts that were signed to protect foreign exchange exposure against the dollar arising from its foreign currency loans. The principal amount was R$55,853. In 2025 and 2026, loans in the amount of US$26,743 were partially amortized and, consequently, related derivative instruments were also amortized. As of June 30, 2026, the notional value of the outstanding swap contracts totaled R$150,696.

Real x Dollar Foreign Exchange Swap

The Subsidiary CSN Cimentos Brasil, after receiving foreign currency loan in the amount of US$115,000, contracted derivative instruments in order to hedge again foreign exchange exposure to the dollar. This transaction was settled in June 2025.

In July 2024, CSN Cimentos Brasil again, after obtaining a foreign currency loan in the amount of US$50,000, contracted derivative transactions to hedge its exposure against the dollar. These transactions will mature in July 2027.

Interest swap CDI x IPCA

CSN Mineração, CSN Cimentos Brasil and CSN issued bonds during the years 2021, 2022 and 2023, respectively, and contracted derivative operations to protect their exposure to IPCA. The CSN Mineração contracts have staggered maturities between 2031 and 2037; the CSN Cimentos contracts mature in 2032 and CSN’s between 2030 and 2039.

Below is the position of derivatives:

(In thousands of Reais, unless stated otherwise)

								Consolidated
							06/30/2026	06/30/2025
				Appreciation (R$)		Fair value (market)	Effect on financial result (note 27)
Instrument	Maturity	Functional Currency	Notional amount	Asset position	Liability position	Amounts receivable / (payable)
Exchange rate swap
Exchange rate swap CDI x Dollar - CSN	2028	Real	423,534	448,711	(455,118)	(6,407)	30,911	52,291
Dollar x Real swap - CSN Cimentos Brasil	2027	Dollar	50,000	275,339	(307,877)	(32,538)	(29,944)	(79,112)
Dollar x Real swap - CSN Cimentos Brasil	Settled	Dollar	115,000					(92,552)
Exchange rate swap Dollar x CDI - Grupo Estrela	2027	Real	150,696	153,091	(180,650)	(27,559)	(22,933)	(9,321)

Total Exchange rate Swap				877,141	(943,645)	(66,504)	(21,966)	(128,694)
Interest rate swap
Interest rate (Debentures) CDI x IPCA - CSN	2030 to 2039	Real	2,012,358	2,140,553	(2,188,222)	(47,669)	(76,005)	59,556
Interest rate (Debentures) CDI x IPCA - CSN Mineração	2031 to 2037	Real	2,400,000	2,747,761	(2,751,820)	(4,059)	(92,169)	65,485
Interest rate (Debentures) CDI x IPCA - CSN Cimentos Brasil	2032	Real	1,200,000	1,391,117	(1,336,081)	55,036	(66,975)	31,847
Total interest rate (Debentures) CDI x IPCA				6,279,431	(6,276,123)	3,308	(235,149)	156,888

				7,156,572	(7,219,768)	(63,196)	(257,115)	28,194

Classification of derivatives in the balance sheet and income statement

						06/30/2026	06/30/2025	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Instruments	Assets		Liabilities			Other operating income expenses		Other comprehensive income		Financial income (expenses), net (note 27)
	Current	Total	Current	Non-current	Total
Iron ore derivative	218,583	218,583				134,532	87,423	204,223		15,676	81
Exchange rate swap CDI x Dollar			(1,513)	(32,453)	(33,966)					7,978	42,970
Exchange rate swap CDI x IPCA (1)				3,308	3,308					(235,149)	156,889
Dollar x Real swap				(32,538)	(32,538)					(29,945)	(171,663)
	218,583	218,583	(1,513)	(61,683)	(63,196)	134,532	87,423	204,223	-	(241,440)	28,277

(1) CDI x IPCA SWAP derivative instruments are fully classified under the loans and financing group since they are linked to debentures in order to hedge against exposure to IPCA.

13.d)	Investments in securities measured at fair value through profit or loss

The Company holds common (USIM3) and preferred (USIM5) shares of Usiminas Siderúrgica de Minas Gerais S.A. (“Usiminas”). Usiminas shares are classified as current assets in financial investments and at fair value, based on the market price quotation on B3.

According to the Company's policy, gains and losses resulting from changes in stock prices are recorded directly in the income statement under financial income for shares classified as financial investments and under other operating income and expenses for shares classified as investments.

i)	Stock Market Price Risks

Class of shares	06/30/2026				12/31/2025				06/30/2026	06/30/2025
	Quantity	Interest (%)	Share price	Closing Balance	Quantity	Equity interest (%)	Share price	Closing Balance	Profit loss (note 27)
USIM3	35,192,508	4.99%	7.64	268,871	35,192,508	4.99%	5.96	209,747	59,123	(125,813)
USIM5	27,336,117	4.99%	8.45	230,990	27,336,117	4.99%	5.95	162,650	68,341	(66,173)
				499,861				372,397	127,464	(191,986)

The Company is exposed to the risk of changes in share prices due to investments measured at fair value through profit or loss that have their quotations based on market price on B3.

Sensitivity analysis for stock price risks

We present below the sensitivity analysis for the risks related to the stock price variation. The Company evaluated two distinct scenarios for the impact of price fluctuations: Scenario 1 (extreme optimistic) forecasts a horizon of price appreciation, and Scenario 2 (extreme pessimistic) considers a horizon of deterioration in price volatility. Calculations were based on the closing price of the shares on June 30, 2026 and assumptions were made based on both the dispersion of historical variations in prices and projections prepared by management.

(In thousands of Reais, unless stated otherwise)

The effects on profit or loss, considering the probable scenarios, 1 and 2 are shown below:

							06/30/2026
Class of shares	Quantity	Share prince on 03/31/2026	Extreme Optimistic Scenario share price	Extreme Pessimistic Scenario share price	Closing Balance	Extreme Optimistic Scenario (1)	Extreme Pessimistic Scenario (2)

USIM3	35,192,508	7.64	8.45	6.92	268,871	28,608	(25,489)
USIM5	27,336,117	8.45	11.54	7.61	230,990	84,540	(23,096)
					499,861	113,148	(48,585)

13.e)	Capital Management

The Company seeks to optimize its capital structure to reduce finance-related costs and maximize shareholders’ return. The following chart demonstrates the development of the Company's consolidated capital structure where financing is obtained through stockholders’ equity and third-party capital:

Thousands of Reais	06/30/2026	12/31/2025
Shareholder's equity (equity)	15,240,376	15,736,350
Borrowings and Financing (Third-party capital)	53,365,560	52,924,547
Gross Debit/Shareholder's equity	3.50	3.36

14.	LEASE LIABILITIES

The lease liabilities are presented below:

		Consolidated		Parent Company
	06/30/2026	12/31/2025	06/30/2026	12/31/2025
Leases	2,357,917	2,469,723	38,002	43,430
Adjusted present value - Leases	(1,317,249)	(1,375,984)	(4,814)	(6,335)
	1,040,668	1,093,739	33,188	37,095
Classified:
Current	241,881	238,702	12,048	11,525
Non-current	798,787	855,037	21,140	25,570
	1,040,668	1,093,739	33,188	37,095

(In thousands of Reais, unless stated otherwise)

The Company, through its subsidiaries, holds lease agreements for port terminals in Itaguaí, the Solid Bulk Terminal – TECAR, used for the loading and unloading of iron ore and other materials, which are subject to a remaining term of 21 years, as well as a lease agreement for railroad operations using the Northeast network with a remaining term of 2 years and a land lease agreement located in Taubaté, São Paulo, in order to expand operations in the Steel mark segment for a remaining term of 17 years.

Sepetiba Tecon S.A., a Company subsidiary, is currently in the process of renewing its lease agreement, which is expected to be finalized in the last quarter of 2026. It is expected that the contractual term will be extended for an additional 25 (twenty-five) years. The process is currently under analysis by the Federal Accounting Court (TCU), which assesses the documentation presented and the implementation of complementary measures necessary to investigation of the process.

Additionally, in June 2026, an administrative precautionary measure was granted by the Ministry of Ports and Airports (“MPor”) authorizing that the term of the current lease agreement be maintained up until the conclusion of TCU's analysis and deliberation on the renewal request. As a result, the rights and obligations arising from the contract currently in force remain valid and effective.

Once a statement is received from the TCU, the process will be forwarded to the subsequent stages of assessment and approval from competent bodies, in accordance with the applicable regulatory procedures.

The Company also maintains leasing contracts for operational equipment, mainly used in mining, cement, and steel operations, and properties used as operating facilities and administrative and sales offices in several locations where the Company operates. These agreements have a remaining term of 1 to 19 years.

The present value of future obligations was measured using the implicit rate observed in the contracts, and for contracts that did not have a rate, the Company applied the incremental rate of loans – IBR, both in nominal terms.

The average rates used in measuring new lease liabilities in the consolidated and parent company are demonstrated in the table below:

06/30/2026
Contract term (in years)	Incremental Rate (p.a.)
1	14.62%
2	13.86%
3	15.41%

The reconciliation of lease liabilities is shown in the table below:

		Consolidated		Parent Company
	06/30/2026	12/31/2025	06/30/2026	12/31/2025
Opening balance	1,093,739	840,305	37,095	38,453
New leases	21,890	72,305	1,041
Contract review	62,497	244,543	3	8,238
Write-off	(7,548)	(12,050)
Payments	(185,397)	(371,467)	(6,551)	(12,997)
Interest appropriated	61,497	115,529	1,600	3,401
Acquisition of stakes in subsidiaries		209,178
Exchange variation	(6,010)	(4,604)
Net balance	1,040,668	1,093,739	33,188	37,095

(In thousands of Reais, unless stated otherwise)

The estimated future minimum payments for lease agreements include variable payments, which are essentially fixed when based on minimum performance and contractually determined rates.

As of June 30, 2026, the expected payments are the followings:

				Consolidated
	Less than one year	Between one and five years	Over five years	Total
Leases	268,610	732,545	1,356,762	2,357,917
Adjusted present value - Leases	(26,729)	(335,111)	(955,409)	(1,317,249)
	241,881	397,434	401,353	1,040,668

•	Recoverable PIS and COFINS

Lease liabilities were measured by the value of the considerations with suppliers, i.e., without considering tax credits that apply after payment. The potential right to PIS and COFINS embedded in the lease liability is shown below:

		Consolidated		Parent Company
	06/30/2026	12/31/2025	06/30/2026	12/31/2025
Leases	2,277,065	2,376,597	35,851	40,979
Adjusted present value - Leases	(1,313,511)	(1,371,252)	(4,495)	(5,938)
Potencial PIS and COFINS credit	210,628	219,835	3,316	3,791
Adjusted present value – Potential PIS and COFINS credit	(121,500)	(126,841)	(416)	(549)

Lease payments not recognized as liabilities:

The Company chose not to recognize lease liabilities in contracts with a term of less than 12 months, as well as low value assets. Payments made for these contracts are recognized as expenses when incurred.

The Company has lease contracts for port terminals (TECAR and TECON) and a concession contract for the operation and development of public rail freight transport services in the Northeast Network I (FTL). Although these contracts establish minimum performance requirements, it is not possible to determine their cash flow since the payments are entirely variable and will only be known when they occur. In such cases, payments will be recognized as expenses when incurred.

Expenses related to payments not included in the measurement of the lease liability are:

				Consolidated
	Six months ended		Three months ended
	06/30/2026	06/30/2025	06/30/2026	06/30/2026
Lower Assets value	6,624	5,976	4,462	2,311
Variable lease payments	143,084	165,389	72,535	84,726
	149,708	171,365	76,997	87,037

				Parent Company
	Six months ended		Three months ended
	06/30/2026	06/30/2025	06/30/2026	06/30/2026
Lower Assets value	4,458	4,007	3,390	1,602
	4,458	4,007	3,390	1,602

(In thousands of Reais, unless stated otherwise)

15.	TRADE PAYABLES

		Consolidated		Parent Company
	06/30/2026	12/31/2025	06/30/2026	12/31/2025
Trade payables	7,539,327	7,323,417	4,612,845	4,005,857
(-) Adjusted present value	(107,926)	(93,681)	(60,340)	(60,933)
	7,431,401	7,229,736	4,552,505	3,944,924

Classified:
Current	7,349,910	7,162,929	4,538,737	3,941,596
Non-current	81,491	66,807	13,768	3,328
	7,431,401	7,229,736	4,552,505	3,944,924

15.a)	Trade payables – Forfaiting

		Consolidated		Parent Company
	06/30/2026	12/31/2025	06/30/2026	12/31/2025
In Brazil	1,359,764	2,231,266	781,102	1,250,533
Abroad	144,370	673,752	144,370	673,752
	1,504,134	2,905,018	925,472	1,924,285

The Company discloses and classifies in a specific group its forfaiting operations with suppliers where the nature of the securities continue to be part of the Company's operating cycle. These transactions are negotiated with financial institutions to enable the Company's suppliers to anticipate receivables arising from sales of goods and, consequently, to extend the payment terms mostly from 180 days to 360 days of the Company's own obligations.

The following table provides a comparison of invoice payment terms both with and without forfaiting operations in cases in which goods were exclusively acquired for the base date of June 30, 2026 and December 31, 2025:

		Consolidated		Consolidated
	06/30/2026		12/31/2025
Trade payables	Forfaiting	No Forfaiting	Forfaiting	No Forfaiting
Due between 1 and 180 days	762,457	5,404,980	2,128,326	5,275,445
Due between 181 to 360 days	741,677	1,944,930	776,693	1,887,484
Over 360 days		81,491		66,807
Total	1,504,134	7,431,401	2,905,019	7,229,736

Impact of variations without effect on cash as of June 30, 2026:

		Consolidated
	06/30/2026	06/30/2025
Exchange variation	(6,362)	(105,035)
Interest Appropriation	7,532	39,268
Total	1,170	(65,767)

16.	ADVANCES FROM COSTUMERS

Contract liabilities classified as current and non-current liabilities are constituted as follows:

(In thousands of Reais, unless stated otherwise)

		Consolidated		Parent Company
	06/30/2026	12/31/2025	06/30/2026	12/31/2025
Iron ore	11,490,765	11,597,794
Others	1,610,573	1,776,909	1,113,665	1,220,004
	13,101,338	13,374,703	1,113,665	1,220,004

Classified:
Current	4,352,609	4,347,937	494,405	481,905
Non-current	8,748,729	9,026,766	619,260	738,099
	13,101,338	13,374,703	1,113,665	1,220,004

17.	OTHER PAYABLES (CURRENT AND NON-CURRENT)

Remaining payables classified under current and non-current liabilities have the following composition:

					Consolidated				Parent Company
	Ref.	Current		Non-current		Current		Non-current
		06/30/2026	12/31/2025	06/30/2026	12/31/2025	06/30/2026	12/31/2025	06/30/2026	12/31/2025
Related party liabilities		14,679	50,241			580,347	622,306	266,513	312,889
Derivative financial instruments	13.a	1,513	67,304	64,991	153,507			6,407	117,120
Dividends and interest on capital (1)	13.a	1,139,975	358,040			6,023	6,059
Liabilities fron the business combination		340,728	377,411	331,261	470,890	225,064	129,688	267,120	457,090
Taxes in installments		30,654	30,727	82,561	88,906	17,655	17,265	47,808	50,026
Profit sharing - employees		343,109	327,663			164,256	170,735
Taxes payable				10,588	10,266			10,588	10,266
Provision for consumption and services		229,299	275,577			21,930	30,882
Trade payables	15			81,491	66,807			13,768	3,328
Lease liabilities	14	241,881	238,702	798,787	855,037	12,048	11,525	21,140	25,570
Concessions to be paid	13.a	13,336	13,350	77,367	78,419
Contractual share option liability (2)				298,662				298,662
Iron ore price Adjustment (3)		382,655	2,729
Assignment of receivables (4)		91,359		147,339
Others payables		187,762	140,742	470,290	525,838	64,503	56,319	196,496	217,060
		3,016,950	1,882,486	2,363,337	2,249,670	1,091,826	1,044,779	1,128,502	1,193,349

(1) mainly refers to dividends and interest on shareholders' equity deliberated upon by the subsidiary CSN Mineração. Part of this balance was provided as an advance by a non-consolidated Related Party financial institution, while the remaining amount corresponds to balances payable to non-controlling shareholders.

(2) non-current obligations mainly refer to the call and put option agreement for non-controlling shareholders’ remaining participation (30%) in the Estrela Group. This agreement offers minority shareholders the right to sell ("Put") and the Company the obligation to acquire such interests. The balance under this is agreement in June 2026 totals R$298,662 at the Parent Company and the Consolidated.

(3) this variation mainly reflects updates to the provisional price of ore sales at a subsidiary due to the fluctuation of the market indexes used to price shipments.

(4) on April 30, 2026, the subsidiaries definitively assigned future receivables arising from lease agreements and transport services signed with their customers in favor of third parties and without any form of co-obligation in the event of default. Discounts will be recognized as a financial expense in the result using the effective interest method during the term of the contract according to the rates contracted for the transaction.

(In thousands of Reais, unless stated otherwise)

18.	INCOME TAX AND SOCIAL CONTRIBUTIONS

18.a)	Income tax and social contribution recognized in profit or loss:

Income tax and social contributions recognized in the income statement for the period are as follows:

				Consolidated
	Six months ended		Three months ended
	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Income tax and social contribution income (expense)
Current	(215,510)	(290,946)	(100,219)	(87,175)
Deferred	978,121	649,190	405,345	214,289
	762,611	358,244	305,126	127,114

				Parent Company
	Six months ended		Three months ended
	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Income tax and social contribution income (expense)
Deferred	887,651	710,159	350,713	356,771
	887,651	710,159	350,713	356,771

The reconciliation of expenses related to income tax and social contributions and consolidated and parent company and the product of the current rate on profit before income tax (IRPJ) and social contribution (CSLL) are shown below:

				Consolidated
	Six months ended		Three months ended
	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Profit/(Loss) before income tax and social contribution	(2,090,692)	(1,220,192)	(1,078,184)	(257,482)
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	710,835	414,865	366,583	87,544
Adjustment to reflect the effective rate:
Equity in results of affiliated companies	112,140	102,748	62,654	66,126
Effect of differentiated rates and tax-exempt profits in investments	(6,586)	(148,721)	(82,354)	(46,371)
Indebtdness limit	(883)	(5,711)	(156)	(3,733)
Tax incentives	11,399	11,446	4,662	5,525
Interest on equity		21,643		21,643
Recognition/(reversal) of tax credits	(68,005)	(22,339)	(41,537)	(8,816)
Result of acquisition of ownership interest in Grupo Estrela		(3,146)		(3,146)
Other permanent deductions (add-backs)	3,711	(12,541)	(4,726)	8,342
Income tax and social contribution in net income for the period	762,611	358,244	305,126	127,114
Effective tax rate	36%	29%	28%	49%

(In thousands of Reais, unless stated otherwise)

				Parent Company
	Six months ended		Three months ended
	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Profit/(Loss) before income tax and social contribution	(2,297,305)	(1,495,305)	(1,144,836)	(522,771)
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	781,084	508,404	389,244	177,742
Adjustment to reflect the effective rate:
Equity in results of affiliated companies	88,289	252,272	(41,667)	221,883
Indebtdness limit	(883)	(5,711)	(156)	(3,732)
Interest on equity	-	(49,757)	-	(49,757)
Other permanent deductions (additions)	19,161	4,951	3,292	10,635
Income tax and social contribution in net income for the period	887,651	710,159	350,713	356,771
Effective tax rate	39%	47%	31%	68%

18.b)	Deferred income tax and social contribution:

Deferred income tax and social contribution balances are as follows:

	Consolidated	Parent Company
Balance at January 01, 2025	6,803,997	4,750,333
Recognized in profit and loss	1,094,263	1,274,539
Recognized in equity	(1,387,336)	(1,138,951)
Balance at December 31, 2025	6,510,924	4,885,921
Recognized in profit and loss	978,121	887,651
Recognized in equity	(711,045)	(577,160)
Balance at June 30, 2026	6,778,000	5,196,412

The Company's corporate structure includes foreign subsidiaries, the income of which is taxed in the respective countries. During the period between 2021 and 2025, these subsidiaries generated profits in the amount of R$8,276. If the Brazilian tax authorities understand that these profits are subject to additional taxation in Brazil through income tax and social security contributions, these amounts, if due, would total approximately R$2,814.

The Company, based on the position of its legal advisors, assessed only as possible the probability of loss in case of a possible tax challenge and, as a result, there was no provision was recognized in Financial Statements.

Furthermore, Management evaluated the precepts of IFRIC 23 - "Uncertainty Over Income Tax Treatments" and recognized in 2021 the credit for the unconstitutionality of IRPJ and CSLL incidence on SELIC interest of mora values received due to tax undue repetition.

On December 31, 2025, a sensitivity analysis of the consumption of tax credits was performed considering variation in macroeconomic assumptions, operating performance and liquidity-related events. There are therefore indicators, considering the results of the study, of the probable existence of taxable income to use the balance of deferred income tax and social contribution.

(In thousands of Reais, unless stated otherwise)

18.c)	Changes in deferred income tax and social contribution

The following shows the changes of deferred taxes:

		Consolidated		Parent Company
	06/30/2026	12/31/2025	06/30/2026	12/31/2025
Deferred
Income tax losses	4,992,073	4,578,638	3,214,697	2,657,671
Social contribution tax losses	1,830,613	1,585,078	1,189,682	983,143
Temporary differences	(44,686)	347,208	792,033	1,245,107
Tax, social security, labor, civil and environmental provisions	441,879	391,345	170,812	163,124
Estimated losses on assets	384,467	375,880	233,692	234,210
Gains/(Losses) on financial assets	216,123	296,640	172,121	261,604
Actuarial Liabilities (Pension and Health Plan)	151,727	141,088	136,074	128,915
Provision for consumption and services	13,769	22,911	9,871	15,074
Cash Flow Hedge and Unrealized Exchange Variations	346,226	886,799	263,048	628,018
(Gain) on loss of control of Transnordestina	(224,096)	(224,096)	(224,096)	(224,096)
Fair Value SWT/CBL Acquisition	(149,490)	(149,490)
Business combination	(1,035,660)	(1,462,402)	(686,787)	(721,992)
Unrealized results – transactions between related parties	783,127	783,127	799,366	799,366
(Losses)/Estimated reversal for deferred income tax and social contribution credits		(188,975)
Unconstituted IR/CS	(973,640)
Others	882	(525,619)	(82,068)	(39,116)
Total	6,778,000	6,510,924	5,196,412	4,885,921

Total Deferred Assets	7,353,594	7,100,375	5,196,412	4,885,921
Total Deferred Liabilities	(575,594)	(589,451)		-
Total Deferred	6,778,000	6,510,924	5,196,412	4,885,921

18.d)	Income tax and social contribution recognized in shareholders' equity

Income tax and social contribution recognized directly in equity are shown below:

		Consolidated		Parent Company
	06/30/2026	12/31/2025	06/30/2026	12/31/2025
Income tax and social contribution
Actuarial gains on defined benefit pension plan	50,579	50,702	43,730	43,730
Exchange differences on translating foreign operations	(325,350)	(325,350)	(325,350)	(325,350)
Cash flow hedge	858,350	1,590,839	899,035	1,476,195
Gain on sale of shares	(1,158,081)	(1,158,081)	(1,158,081)	(1,158,081)
	(574,502)	158,110	(540,666)	36,494

(In thousands of Reais, unless stated otherwise)

19.	PROVISIONS FOR TAX, SOCIAL SECURITY, LABOR, CIVIL, ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

Claims of different natures are being discussed in the competent courts. Details of the provisioned values and respective judicial deposits related to these proceedings are presented below:

				Consolidated				Parent Company
	Accrued liabilities		Judicial deposits		Accrued liabilities		Judicial deposits
	06/30/2026	12/31/2025	06/30/2026	12/31/2025	06/30/2026	12/31/2025	06/30/2026	12/31/2025
Tax	88,757	89,522	178,183	182,569	18,032	15,891	67,170	71,763
Social security	13,740	13,533			13,740	13,533
Labor	421,941	486,045	382,391	372,571	152,402	170,253	144,528	139,265
Cívil (1)	419,989	224,984	220,761	34,361	123,449	117,997	15,614	15,488
Environmental	56,171	60,092	5,621	6,317	18,738	23,502	278	277
Deposit of a guarantee			23,791	25,194
	1,000,598	874,176	810,747	621,012	326,361	341,176	227,590	226,793

Classified:
Current	57,111	61,455			30,220	40,225
Non-current	943,487	812,721	810,747	621,012	296,141	300,951	227,590	226,793
	1,000,598	874,176	810,747	621,012	326,361	341,176	227,590	226,793

(1) On June 25, 2026, CEEE-G made a court deposit totaling R$185,000, an amount that must remain deposited under records until a final ruling on the appeals in progress and the respective costs are provided.

Changes in tax, social security, labor, civil and environmental provisions during the period ended June 30, 2026 can be demonstrated as follows:

					Consolidated
					Current + Non-current
Nature	12/31/2025	Additions	Accrued charges	Net utilization of reversal	06/30/2026
Tax	89,522	9,892	2,381	(13,038)	88,757
Social security	13,533		207		13,740
Labor	486,045	22,989	28,718	(115,811)	421,941
Cívil (1)	224,984	188,760	14,325	(8,080)	419,989
Environmental	60,092	696	2,095	(6,712)	56,171
	874,176	222,337	47,726	(143,641)	1,000,598

(1) The increase in the provisioned liabilities predominantly results from a collection suit related to financial contributions that CEEE-G subscribed and did not pay in a company incorporated to implement a thermoelectric project. This company was subsequently dissolved. This risk was reclassified from possible to probable after being approved under the court expert report during the stage of liquidation of the award and the start of provisional compliance with the ruling.

					Parent Company
					Current + Non-current
Nature	12/31/2025	Additions	Accrued charges	Net utilization of reversal	06/30/2026
Tax	15,891	3,873	583	(2,315)	18,032
Social security	13,533		207		13,740
Labor	170,253	8,894	8,331	(35,076)	152,402
Civil	117,997	307	8,870	(3,725)	123,449
Environmental	23,502	1	890	(5,655)	18,738
	341,176	13,075	18,881	(46,771)	326,361

Provisions for taxes, social security, labor, civil and environmental matters have been estimated by management and substantially substantiated by legal counsel, and only those causes that are considered probable of loss are recorded. These provisions also include tax liabilities arising from actions taken at the Company's initiative, plus SELIC (Special System for Settlement and Custody) interest.

(In thousands of Reais, unless stated otherwise)

Tax Proceedings

The main legal proceedings considered by external legal consultants as having a probable loss probability, in which CSN or its subsidiaries are parties, of a tax nature are: (i) some ISS tax infraction notices; (ii) divergences between calculated and collected ICMS; and (iii) Compensation requests not approved due to lack of credit rights.

Labor lawsuits

The Group appears as a defendant in labor claims. Most of the claims in these lawsuits relate to subsidiary and/or joint liability, equal pay, hazard and danger pay allowances, overtime, health plans, compensation claims for alleged occupational diseases or work accidents, intra-day break periods, and differences in profit sharing for the years 1997 to 1999 and 2000 to 2003.

Throughout the period ended June 30, 2026, there were additions and write-offs of labor proceedings due to their definitive completion, in addition to the ongoing review of the Company's accounting estimates in relation to provisions and contingencies. These changes consider the different nature of the claims involved, as established in the Company's accounting policies.

Civil lawsuits

The civil lawsuits in which the Company appears as a defendant mainly involve claims for compensation. Such proceedings, in general, result from workplace accidents, occupational diseases, contractual discussions related to the Group's industrial activities, real estate actions, health plans.

Environmental processes

The main environmental proceedings considered by external legal consultants to be a probable loss in which CSN or its subsidiaries are parties include (i) administrative violation notices for alleged environmental infractions; (ii) annulment lawsuits and tax foreclosures resulting from environmental fines; and (iii) procedural fines for alleged non-compliance with court orders.

Among the environmental administrative/judicial proceedings in which the Company is a defendant are administrative procedures aimed at verifying possible environmental irregularities and regularizing environmental licenses. In the judicial sphere, there are actions to enforce fines imposed due to such alleged irregularities and public civil actions seeking regularization combined with compensation, which consist of environmental restoration in most cases. Such processes are generally derived from discussions of supposed environmental impacts related to the Company's industrial activities.

(In thousands of Reais, unless stated otherwise)

Administrative and judicial proceedings

The Company does not make provisions for legal proceedings whose expectation of the Management, based on the opinion of legal advisors, is of possible loss. The following table presents a summary of the balance of the main matters classified as posing a possible risk when the balance as of June 30, 2026 is compared to that of December 31, 2025.

The Company is involved in other legal proceedings classified by the legal advisors as a possible loss and therefore represent present obligations for which the outflow of funds is not probable. As of June 30, 2026, these proceedings involved a total of R$48,103,210 (R$47,419,219 on December 31, 2025), R$3,228,618 of which involve labor proceedings (R$2,894,042 on December 31, 2025), R$4,000,153 civil proceedings (R$3,845,589 on December 31, 2025), R$38,968,233 tax proceedings (R$38,597,353 on December 31, 2025), and R$1,906,206 environmental proceedings (R$2,082,235 on December 31, 2025).

		Consolidated
	06/30/2026	12/31/2025
Notice of Violation and Imposition of Fine (AIIM) /Tax Foreclosure - RFB - IRPJ/CSLL - Capital Gain for alleged sale of equity interest in subsidiary NAMISA	6,753,543	6,554,452
Notice of Infraction and Imposition of a Fine (AIIM) /Tax Enforcement Proceedings - RFB - IRPJ/CSLL - Exclusion of goodwill deductions generated during reverse merger of Big Jump and Namisa	3,621,992	3,512,216
Notice of Violation and Imposition of Fine (AIIM) /Tax Foreclosure - RFB - IRPJ/CSLL - Disallowance of prepayment interest arising from iron ore supply and port services contracts	2,333,356	2,264,620

Notices of Infraction and Imposition of a Fine (AIIM) / Writ of Mandamus - RFB - IRPJ/CSLL - Profits earned overseas in 2008, 2010, 2011, 2012, 2014, 2015, 2016, 2017 and 2018	6,078,788	5,858,583

Unapproved compensation - RFB - IRPJ/CSLL, PIS/COFINS and IPI	2,367,542	2,319,108

Unapproved tax credits - RFB - Disallowance of credits under Topic 69/STF (ICMS included in the PIS/COFINS tax base)	784,338	751,209

ICMS - SEFAZ/RJ - Questions regarding sales for Incentives Zone	1,367,813	1,309,079

Notice of Violation and Imposition of Fine (AIIM) - RFB - Disallowance of PIS/COFINS Credits for inputs and freight	1,960,358	1,875,734

CFEM - difference of understanding between CSN and ANM on the calculation basis	1,661,630	1,715,523

Notice of Violation and Imposition of Fine (AIIM) - RFB - Collection IRRF - Business Combinations CMIN 2015	229,530	221,203

ICMS - SEFAZ/RJ - ICMS Credits for acquisition of Electric Energy Industrialization	45,593	43,716

Notice of Violation and Imposition of Fine (AIIM) - RFB - IRPJ/CSLL - Disallowance of deductions of goodwill generated in the acquisition of LACIM and Cimentos Mauá	42,691	434,203

ICMS - SEFAZ/RJ - Exclusion of Ore Transfer credits	748,927	705,480

ICMS - SEFAZ/RJ - Disallowance of credits on purchase of intermediate products	522,865	497,950

Disallowance of tax loss and negative calculation base resulting from adjustments in SAPLI - RFB	743,543	871,652

Infraction and Fine Imposition Notices (AIIM) - RFB - IRPJ/CSLL - Transfer Pricing (1)	232,293	73,556

ICMS - SEFAZ/RJ - Transfer of imported raw material for a value lower than the TECAR import document	476,530	458,694

Tax Assessment and Penalty Notices (AIIM) / Action for Annulment - RFB - IRRF - Capital gains of CFM sellers located abroad	167,959	163,996

Other tax-related proceedings (federal, state and local taxes) (1)	8,139,253	8,357,638

Social security lawsuits	689,688	751,191
Action to discuss the balance of the construction contract - Tebas	679,699	650,979

(In thousands of Reais, unless stated otherwise)

Action related to charges under electricity invoice - Light	590,573	551,756
Action that discusses Negotiation of energy sales - COPEN - CEEE-G	262,226	247,883

Lawsuit challenging the penalty imposed by CADE on the company acquired by the CSN Group for alleged participation in a cement cartel	527,287	510,404

Other civil proceedings	1,940,368	1,958,195
Labor and social security proceedings	3,228,618	3,001,846
Tax Enforcement Proceedings Fine Volta Grande IV	179,908	168,746
ACP Landfill Marcia I	306,389	306,389
Notice of IEF Commitment Agreement	337,951	337,951
Other environmental lawsuits	1,081,959	894,523
Reflecting the acquisition of a stake in the Estrela Group		50,745
	48,103,210	47,419,218

(1) In June 2026, legal proceedings involve an approximate amount of R$155,000, which were previously reported under "Other Tax-Related Proceedings” were transferred. Additionally, this amount was adjusted for inflation and amounts for other proceedings recorded under this line item were reviewed.

During the 1st quarter of 2021, the Company was notified of the filing of arbitration proceedings based on an alleged breach of iron ore supply contracts. The opposing party's claim at that time totaled approximately US$1 billion, and the Company understands the allegations presented to be unfounded by the complete absence of damages, based on the assessment of its legal advisors. The Company wishes to inform that it has prepared a response to the arbitration request together with its legal advisors and is currently preparing its defense. It also wishes to clarify that these matters involve ongoing arbitration disputes initiated by both parties. It is also estimated that arbitrations will be completed in approximately 6 months. The relevance of these proceedings for the Company involves the value attributed to the case and the possible financial impacts.

The Company has offered judicial guarantees (Guarantee Insurance/Letter of Guarantee) in the total amount of R$10,826 (R$11,020 on December 31, 2025) as of June 30, 2026, as determined by current procedural legislation.

Evaluations carried out by legal advisors have defined these administrative and judicial proceedings as a possible risk of loss, and a provision has not been established in accordance with Management's judgment and accounting practices adopted in Brazil.

20.	PROVISIONS FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMENT OBLIGATIONS

The balance of provisions for environmental liabilities and asset decommissioning is as follows:

		Consolidated		Parent Company
	06/30/2026	12/31/2025	06/30/2026	12/31/2025
Environmental liabilities	173,797	119,664	161,183	111,789
Asset retirement obligations	1,135,843	1,067,945
	1,309,640	1,187,609	161,183	111,789

As of June 30, 2026, a provision is maintained for expenses related to investigation and environmental recovery services for potential contaminated and degraded areas currently be explored under the Company's responsibility in Brazil. Estimated expenses are reviewed periodically, and amounts previously accounted for are adjusted, whenever necessary. These above table present management's best estimates for environmental recovery studies and projects. These provisions are recorded in the other operating expenses account.

Certain contingent environmental liabilities are monitored by the environmental department and a provision has not been provided since they do not meet the recognition criteria established in IAS 37/CPC 25.

(In thousands of Reais, unless stated otherwise)

21.	RELATED-PARTY BALANCES AND TRANSACTIONS

21.a)	Transactions with subsidiaries, jointly controlled entities, affiliates, exclusive funds and other related parties

•	Consolidated

		Consolidated
		06/30/2026				12/31/2025
	Ref.	Associates	Joint-ventures and Joint Operation	Other related parties	Total	Associates	Joint-ventures and Joint Operation	Other related parties	Total
Assets
Current Assets
Cash and cash equivalents				728,306	728,306			1,979,060	1,979,060
Trade receivables	5	75,238	20,062		95,300	73,045	24,254		97,299
Dividends receivable	8	91,624	138,556	2,166	232,346	19,477	2,187	54,362	76,026
Borrowings	8		1,600		1,600		4,147		4,147
Other receivables	8		2	2,375	2,377		2	1,829	1,831
		166,862	160,220	732,847	1,059,929	92,522	30,590	2,035,251	2,158,363
Non-current Assets
Borrowings	8	6,529	1,711,976		1,718,505	6,024	2,131,858		2,137,882
Actuarial liabilities	8			56,565	56,565			53,328	53,328
		6,529	1,711,976	56,565	1,775,070	6,024	2,131,858	53,328	2,191,210
		173,391	1,872,196	789,412	2,834,999	98,546	2,162,448	2,088,579	4,349,573
Liabilities
Current Liabilities
Trade payables		24,263	9,270		33,533	19,493	171,345	864	191,702
Accounts payable				200,756	200,756		24,400	92,892	117,292
Dividends receivable				805,834	805,834
Provision for consumption			14,679		14,679		25,841		25,841
		24,263	23,949	1,006,590	1,054,802	19,493	221,586	93,756	334,835
		24,263	23,949	1,006,590	1,054,802	19,493	221,586	93,756	334,835

		Consolidated
		06/30/2026				06/30/2025
	Ref.	Associates	Joint-ventures and Joint Operation	Other related parties	Total	Associates	Joint-ventures and Joint Operation	Other related parties	Total
P & L
Sales		1,053,423	25,792		1,079,215	1,141,247	24,278	135	1,165,660
Cost and expenses		(91,937)	(1,127,432)	(12,184)	(1,231,553)	(80,165)	(1,082,885)	(80,673)	(1,243,723)
Financial income (expenses)
Interest	27	505	126,688	53,156	180,349	833	100,017	25,326	126,176
Exchange rate variations and monetary, net				(96,061)	(96,061)			(60,980)	(60,980)
Financial investments								(191,986)	(191,986)
Other income and expenses			76	3,238	3,314	7	53	(3,917)	(3,857)
		961,991	(974,876)	(51,851)	(64,736)	1,061,922	(958,537)	(312,095)	(208,710)

(In thousands of Reais, unless stated otherwise)

•	Parent Company

		Parent Company
		06/30/2026				12/31/2025
	Ref.	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total
Assets
Current Assets
Cash and cash equivalents				382,155	382,155			418,642	418,642
Financial investments				22,346	22,346
Trade receivables	5	1,328,349			1,328,349	1,186,355			1,186,355
Dividends receivable	8	363,882	28,013		391,895	1,167,342			1,167,342
Borrowings	8		1,600		1,600		4,147		4,147
Other receivables	8	145,326	2	2,375	147,703	171,348		1,829	173,177
		1,837,557	29,615	406,876	2,274,048	2,525,045	4,147	420,471	2,949,663
Non-current Assets
Borrowings	8	1,503,262	1,711,976		3,215,238	1,390,560	2,083,828		3,474,388
Actuarial asset	8			43,683	43,683			41,138	41,138
		1,503,262	1,711,976	43,683	3,258,921	1,390,560	2,083,828	41,138	3,515,526
		3,340,819	1,741,591	450,559	5,532,969	3,915,605	2,087,975	461,609	6,465,189
Liabilities
Current Liabilities
Intercompany Loans	12	55,030			55,030	193,654			193,654
Trade payables		1,255,364	21,232	229	1,276,825	47,150	47,798	412	95,360
Accounts payable		389,563	13,476	79,486	482,525	127,392		64,060	191,452
Provision for consumption		566,230	14,638		580,868	469,073	25,841		494,914
		2,266,187	49,346	79,715	2,395,248	837,269	73,639	64,472	975,380
Non-current Liabilities
Intercompany Loans	12	12,059,002			12,059,002	9,807,672			9,807,672
Accounts payable		266,513			266,513	312,889			312,889
		12,325,515			12,325,515	10,120,561			10,120,561
		14,591,702	49,346	79,715	14,720,763	10,957,830	73,639	64,472	11,095,941

		Parent Company
		06/30/2026				06/30/2025
	Ref.	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total
Net revenue and cost
Sales		1,545,495			1,545,495	2,066,748	29	-	2,066,777
Cost and expenses		(1,884,542)	(258,601)	(3,885)	(2,147,028)	(2,125,647)	(260,235)	(50,925)	(2,436,807)
Financial income (expenses)
Interest	27	(19,884)	123,897	(11,036)	92,977	(20,367)	98,271	7,960	85,864
Exclusive funds	27			1,029	1,029			5,366	5,366
Financial investments (1)								(191,986)	(191,986)
Exchange rate variations and monetary, net		406,769			406,769	1,351,602		(16,910)	1,334,692
Other operating income and expenses		154,416	74	2,545	157,035	112,874	53	(4,445)	108,482
		202,254	(134,630)	(11,347)	56,277	1,385,210	(161,882)	(250,940)	972,388

Consolidated and Controlling Information:

Receivables: mainly refer to sales of the Parent Company’s steel products to related parties.

Dividends receivable: at the Parent Company, the balance consists primarily of dividends from CSN Cimentos Brasil S.A. in the amount of R$178,348 (R$178,348 as of December 31, 2025). In the consolidated statements, this balance mainly comprises dividends from MRS in the amount of R$138,556.

Loans (Assets):

Long-term: in the Consolidated statements, these amounts refer mainly to loan agreements with Transnordestina Logística S.A. in the amount of R$1,711,836 (R$2,098,532 as of December 31, 2025) at an average rate of 104% of the CDI.

(In thousands of Reais, unless stated otherwise)

Dividends payable (Liabilities):

In the consolidated financial statements, these amounts to the sale of the majority of the balance of dividends receivable from CSN MINERAÇÃO from the related-party financial institution (Banco Fibra) in the amount of R$805,834, which includes a transaction discount R$33,194. This transaction was settled in full on March 27, 2026.

21.b)	Key Management Personnel

Key Management personnel with authority and responsibility for planning, directing and controlling the Company's activities include the members of the Board of Directors and statutory officers. Information on remuneration and balances as of June 30, 2026 and June 30, 2025 is presented below:

	06/30/2026	06/30/2025
	P&L
Short-term benefits for employees and officers	51,833	55,717
Post-employment benefits	322	438
	52,155	56,155

21.c)	Guarantees

	Currency	Maturities	Borrowings		Tax foreclosure		Others		Total
			06/30/2026	12/31/2025	06/30/2026	12/31/2025	06/30/2026	12/31/2025	06/30/2026	12/31/2025
Transnordestina Logísitca	R$	Up to 09/19/2056 and Indefinite	3,535,387	3,251,444	11,753	10,869	5,894	4,972	3,553,034	3,267,285
Subsidiaries	R$	Up to 01/10/2028 and Indefinite	366,000	368,590			600	600	366,600	369,190
Total in R$			3,901,387	3,620,034	11,753	10,869	6,494	5,572	3,919,634	3,636,475

CSN Inova Ventures	US$	01/28/2028	1,300,000	1,300,000					1,300,000	1,300,000
CSN Resources	US$	Up to 04/08/2032	2,050,000	2,233,000					2,050,000	2,233,000
Total in US$			3,350,000	3,533,000					3,350,000	3,533,000
Lusosider Aços Planos	€	Indefinite					75,000	75,000	75,000	75,000
Total em €							75,000	75,000	75,000	75,000
Total in R$			17,341,610	19,279,934			443,295	481,725	17,784,905	19,761,659
			21,242,997	22,899,968	11,753	10,869	449,789	487,297	21,704,539	23,398,134

22.	EQUITY

22.a)	Paid-in capital and authorized capital

The Company’s fully subscribed and paid-in share capital as of June 30, 2026 and December 31, 2025 totaled R$10,240,000 divided into 1,326,093,947 no par value book-entry common shares. Each common share entitles the respective holder to a single vote in resolutions made at Annual General Meetings.

22.b)	Authorized share capital

The Company's bylaws in force as of June 30, 2026 determine that its share capital may be increased to up to 2,400,000,000 shares through means of a decision from the Board of Directors, regardless of any statutory reforms that are implemented.

(In thousands of Reais, unless stated otherwise)

22.c)	Capital reserve

The balances presented on June 30, 2026 and December 31, 2025 in the amounts of R$1,636,022 and R$2,024,250, respectively, comprise gains on the sale of participations in subsidiaries and the effects of treasury shares acquired by subsidiaries and liabilities recognized as a result of the call and put option agreement for the 30% minority participation held by the subsidiary’s non-controlling shareholders. This agreement assigns a right to sell ("Put”) to minority shareholders and establishes the Company’s corresponding obligation to acquire this participation.

22.d)	Capital transaction

The balances presented as of June 30, 2026 and December 31, 2025 comprise gains on the sale of participations subsidiaries, as well as the effects of treasury shares acquired by subsidiaries and share cancellations.

22.e)	Legal reserve

It is constituted at the rate of 5% of the net income calculated in each fiscal period, before any other allocation, pursuant to art. 193 of Law no. 6.404/76, up to a limit of 20% of the share capital.

22.f)	Ownership structure

As of June 30, 2026 and December 31, 2025, the Company’s shareholding structure was as follows:

			06/30/2026			12/31/2025
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A. (*)	552,412,693	41.66%	41.66%	552,412,693	41.66%	41.66%
Rio Iaco Participações S.A. (*)	45,706,242	3.45%	3.45%	45,706,242	3.45%	3.45%
CFL Ana Participações S.A.	60,152,692	4.54%	4.54%	62,353,852	4.70%	4.70%
Avelina Participações S.A.	41,119,615	3.10%	3.10%	52,732,025	3.98%	3.98%
NYSE (ADRs)	347,119,596	26.18%	26.18%	320,979,296	24.20%	24.20%
Other shareholders	279,583,109	21.08%	21.08%	291,909,839	22.01%	22.01%
Outstanding shares	1,326,093,947	100.00%	100.00%	1,326,093,947	100.00%	100.00%

(*) Controlling group companies.

(In thousands of Reais, unless stated otherwise)

22.g)	Earnings per share

Earnings per share are shown below:

				Parent Company
	Six months ended		Three months ended
	06/30/2026	06/30/2025	06/30/2026	06/30/2025
	Common Shares		Common Shares
Loss for the period	(1,409,654)	(785,146)	(794,123)	(166,000)
Weighted average number of shares	1,326,093,947	1,326,093,947	1,326,093,947	1,326,093,947
Basic and diluted loss per share	(1.06301)	(0.59207)	(0.59884)	(0.12518)

22.h)	Comprehensive income

These are the accumulated actuarial adjustments to pension plans and the unrealized gains or losses on derivative financial instruments, such as the valuation adjustment for shares. These amounts represent a cumulative balance of loss of R$1,870,212 as of June 30, 2026 (R$782.078, as of December 31, 2025).

23.	SHAREHOLDER COMPENSATION

On June 30, 2026, the Company recorded a loss during the period. Due to these results, shareholders were not remunerated.

24.	NET REVENUE FROM SALES

Net sales revenue is comprised as follows:

	Six months ended		Three months ended
	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Gross revenue
In Brazil	14,705,520	14,510,919	7,836,441	7,383,476
Abroad	10,458,499	10,498,201	5,176,129	5,030,187
	25,164,019	25,009,120	13,012,570	12,413,663
Deductions
Sales returns, discounts and rebates	(205,020)	(349,279)	(101,247)	(177,525)
Taxes on sales	(3,049,058)	(3,058,926)	(1,605,154)	(1,542,852)
	(3,254,078)	(3,408,205)	(1,706,401)	(1,720,377)
Net revenue	21,909,941	21,600,915	11,306,169	10,693,286

(In thousands of Reais, unless stated otherwise)

				Parent Company
	Six months ended		Three months ended
	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Gross revenue
In Brazil	9,978,768	10,335,534	5,263,053	5,081,497
Abroad	101,783	466,204	19,301	140,575
	10,080,551	10,801,738	5,282,354	5,222,072
Deductions
Sales returns, discounts and rebates	(180,730)	(193,643)	(88,014)	(101,067)
Taxes on sales	(1,825,001)	(1,942,094)	(962,738)	(945,328)
	(2,005,731)	(2,135,737)	(1,050,752)	(1,046,395)
Net revenue	8,074,820	8,666,001	4,231,602	4,175,677

25.	EXPENSES BY NATURE

				Consolidated
	Six months ended		Three months ended
	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Raw materials and inputs	(6,182,203)	(6,160,200)	(3,224,272)	(3,052,758)
Outsourcing material (1)	(1,407,477)	(1,709,318)	(726,217)	(822,375)
Labor cost	(2,762,735)	(2,713,559)	(1,408,686)	(1,407,116)
Supplies	(1,477,557)	(1,531,260)	(781,726)	(683,409)
Maintenance cost (services and materials)	(803,156)	(644,173)	(512,248)	(281,937)
Outsourcing services	(1,321,290)	(1,442,191)	(672,150)	(734,142)
Freight	(2,556,009)	(2,386,861)	(1,413,093)	(1,277,943)
Depreciation, amortization and depletion	(2,248,267)	(1,997,340)	(1,106,324)	(1,025,332)
Others	(679,212)	(531,835)	(174,219)	(178,709)
	(19,437,906)	(19,116,737)	(10,018,935)	(9,463,721)
Classified as:
Cost of sales	(16,456,314)	(16,342,573)	(8,375,246)	(7,967,187)
Selling expenses	(2,470,292)	(2,293,241)	(1,373,352)	(1,233,009)
General and administrative expenses	(511,300)	(480,923)	(270,337)	(263,525)
	(19,437,906)	(19,116,737)	(10,018,935)	(9,463,721)

(1) refers to the acquisition of third-party ores for blending.

				Parent Company
	Six months ended		Three months ended
	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Raw materials and inputs	(4,221,773)	(4,562,061)	(2,101,060)	(2,345,144)
Labor cost	(993,195)	(1,016,485)	(506,326)	(529,134)
Supplies	(1,089,898)	(1,090,672)	(559,658)	(407,241)
Maintenance cost (services and materials)	(289,314)	(187,366)	(224,810)	(57,992)
Outsourcing services	(507,126)	(643,393)	(254,825)	(255,683)
Freight	(386,677)	(391,274)	(213,835)	(195,056)
Depreciation, amortization and depletion	(650,036)	(685,089)	(328,617)	(347,906)
Others	(29,378)	(83,224)	(19,612)	(23,914)
	(8,167,397)	(8,659,564)	(4,208,743)	(4,162,070)
Classified as:
Cost of sales	(7,603,437)	(8,048,779)	(3,907,020)	(3,844,781)
Selling expenses	(365,715)	(414,881)	(192,579)	(209,599)
General and administrative expenses	(198,245)	(195,904)	(109,144)	(107,690)
	(8,167,397)	(8,659,564)	(4,208,743)	(4,162,070)

(In thousands of Reais, unless stated otherwise)

Depreciation, amortization and depletion for the period were distributed as follows:

				Consolidated
	Six months ended		Three months ended
	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Production costs	(2,195,236)	(1,946,643)	(1,079,398)	(999,341)
Selling expenses	(27,500)	(29,118)	(13,793)	(15,133)
General and administrative expenses	(25,531)	(21,579)	(13,133)	(10,858)
	(2,248,267)	(1,997,340)	(1,106,324)	(1,025,332)
Other operational (1)	(28,889)	(48,444)	(15,676)	(21,266)
	(2,277,156)	(2,045,784)	(1,122,000)	(1,046,598)

				Parent Company
	Six months ended		Three months ended
	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Production costs	(629,580)	(661,834)	(318,033)	(336,249)
Selling expenses	(5,972)	(9,702)	(2,969)	(4,865)
General and administrative expenses	(14,484)	(13,553)	(7,615)	(6,792)
	(650,036)	(685,089)	(328,617)	(347,906)
Other operational (1)	(23,688)	(34,864)	(13,255)	(17,624)
	(673,724)	(719,953)	(341,872)	(365,530)

(1) substantially refers to depreciation in investment properties and scheduled shutdown for the renovation of Blast Furnace 2.

(In thousands of Reais, unless stated otherwise)

26.	OTHER OPERATING (EXPENSES)/INCOME

					Consolidated
		Six months ended		Three months ended
	Ref.	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Other operating income
Receivables by indemnity		5,448	17,209	3,973	15,552
Rentals and leases		10,753	16,012	4,490	4,935
Contractual fines			(24,974)		(26,299)
Tax recuperation		94,347	62,982	94,347	36,855
Other revenues		11,436	72,580	12,740	45,751
		121,984	143,809	115,550	76,794
Other operating expenses
Taxes and fees		(49,262)	(68,779)	(17,306)	(30,459)
Expenses with environmental liabilities, net		(11,126)	(12,778)	(1,089)	(2,567)
Net reversals/(expenses) on legal proceedings		(298,328)	346,636	(263,041)	500,582
Contractual fines		(114,453)		(59,544)
Depreciation of investment properties, idle equipment and amortization of intangible assets	25	(28,889)	(48,444)	(15,676)	(21,266)
Reversals/(Estimated write-offs or losses) in property, plant and equipment, intangible assets and investment properties, net of reversals	9.d, 10 and 11	(80,840)	(20,429)	(78,815)	(33,315)
(Losses)/Estimated reversals in inventories		(338,083)	(60,994)	(150,394)	(68,455)
Idleness in stocks and paralyzed equipment		(35,363)	(78,054)	(13,287)	(30,782)
Studies and project engineering expenses		(36,825)	(35,636)	(23,813)	(18,000)
Healthcare plan expenses		(45,779)	(54,525)	(22,603)	(27,947)
Realized cash flow hedge	13.b	(398,665)	(177,879)	(10,807)	(24,997)
Pension plan expense		(22,741)	(28,994)	(11,370)	(14,497)
Reversals/(Expenses) on receivables		853	(3,086)	42	(20)
Other expenses		(237,158)	(99,859)	(108,288)	(58,673)
		(1,696,659)	(342,821)	(775,991)	169,604
Other operating income (expenses), net		(1,574,675)	(199,012)	(660,441)	246,398

					Parent Company
	Ref.	Six months ended		Three months ended
		06/30/2026	06/30/2025	06/30/2026	06/30/2025
Other operating income
Receivables by indemnity		1,822	16,031	487	15,551
Rentals and leases		4,432	11,365	2,309	2,662
Contractual fines			1,564		(8,043)
Tax recuperation			56,835		42,110
Other revenues		29,218	56,515	(4,544)	35,180
		35,472	142,310	(1,748)	87,460
Other operating expenses
Taxes and fees		(9,158)	(20,871)	(3,564)	(8,344)
Expenses with environmental liabilities, net		(1,125)	1,462	73	653
Net legal expenses		(14,430)	(32,802)	(11,142)	(17,727)
Contractual fines		(40,946)		(24,274)
Depreciation of investment properties, idle equipment and amortization of intangible assets	25	(23,688)	(34,864)	(13,255)	(17,624)
Estimated write-offs or losses in property, plant and equipment, intangible assets and investment properties, net of reversals	9.d, 10 and 11	(90,850)	12,498	(51,628)	(1,679)
(Losses)/Estimated reversals in inventories		(231,300)	(51,442)	(75,371)	(55,659)
Idleness in stocks and paralyzed equipment		(31,929)	(71,542)	(11,731)	(27,445)
Studies and project engineering expenses		(8,745)	(14,845)	(6,104)	(5,683)
Healthcare plan expenses		(42,993)	(48,690)	(21,265)	(24,727)
Realized cash flow hedge	13.b	(519,445)	(215,030)	(109,266)	(29,174)
Pension plan expense		(21,058)	(27,448)	(10,529)	(13,724)
Expenses on securities receivable		806	50	(5)	(12)
Other expenses		(88,803)	(50,676)	(39,573)	(28,003)
		(1,123,664)	(554,200)	(377,634)	(229,148)
Other operating income (expenses), net		(1,088,192)	(411,890)	(379,382)	(141,688)

(In thousands of Reais, unless stated otherwise)

27.	FINANCIAL INCOME/(EXPENSE)

					Consolidated
	Ref.	Six months ended		Three months ended
		06/30/2026	06/30/2025	06/30/2026	06/30/2025
Financial income
Related parties	21.a	204,067	128,164	101,807	74,823
Income from financial investments		320,431	580,987	169,533	164,127
Updated shares – Fair value through profit or loss	13.d	127,464	50,772	81,233
Dividends receivable		117	2,395	20	22
Interest and fines		43,153	36,188	22,241	23,706
Other income		30,965	27,469	23,789	8,240
		726,197	825,975	398,623	270,918
Financial expenses
Borrowings and financing - foreign currency	12	(926,361)	(1,178,184)	(429,280)	(579,148)
Borrowings and financing - local currency	12	(1,144,249)	(1,022,356)	(581,279)	(520,612)
Capitalized interest	10	268,689	176,491	136,920	97,547
Interest of advances from customers		(522,110)	(530,201)	(269,697)	(180,282)
Updated shares – Fair value through profit or loss	13.d		(242,758)		(242,758)
Related parties	21.a	(23,718)	(1,988)	(7)	(1,621)
Lease liabilities		(51,731)	(51,485)	(25,741)	(26,306)
Interest and fines		(110,615)	(63,491)	(56,457)	(39,210)
Interest on forfaiting operations		(75,525)	(95,912)	(33,187)	(51,572)
(-) Adjusted present value of trade payables		(240,797)	(242,925)	(128,700)	(119,202)
Commission, bank fees, guarantee and bank fees		(115,304)	(94,545)	(45,091)	(40,061)
PIS/COFINS over financial income		(57,832)	(39,152)	(28,252)	(17,745)
Other financial expenses		(198,972)	(87,175)	(194,719)	(52,303)
		(3,198,525)	(3,473,681)	(1,655,490)	(1,773,273)
Others financial items, net
Foreign exchange and monetary variation, net		(436,061)	(1,131,157)	(377,451)	(459,793)
Gains and (losses) on exchange derivatives (*)		(257,116)	28,195	(223,007)	61,629
Exchange rate fluctuations in iron ore	13.c	15,678	82	14,350
		(677,499)	(1,102,880)	(586,108)	(398,164)
		(3,876,024)	(4,576,561)	(2,241,598)	(2,171,437)

Financial income (expenses), net		(3,149,827)	(3,750,586)	(1,842,975)	(1,900,519)

(*) Statement of gains and (losses) on derivative transactions (note 14.c)
Exchange rate swap Real x Dollar		(29,944)	(171,663)	(7,727)	(55,742)
Interest rate swap CDI x IPCA		(235,149)	156,888	(205,641)	135,438
Exchange rate swap CDI x Dollar		7,977	42,970	(9,639)	(18,067)
		(257,116)	28,195	(223,007)	61,629

(In thousands of Reais, unless stated otherwise)

					Parent Company
	Ref.	Six months ended		Three months ended
		06/30/2026	06/30/2025	06/30/2026	06/30/2025
Financial income
Related parties	21.a	239,787	177,405	128,311	100,308
Income from financial investments		88,464	155,841	42,326	61,036
Updated shares – Fair value through profit or loss	13.d	127,464	50,772	81,233
Dividends receivable		88	2,360	19	22
Interest and fines		23,735	22,105	12,893	15,028
Other income		26,020	21,964	21,100	5,701
		505,558	430,447	285,882	182,095
Financial expenses
Borrowings and financing - foreign currency	12	(88,110)	(268,482)	9,611	(150,132)
Borrowings and financing - local currency	12	(826,349)	(780,063)	(453,149)	(361,208)
Capitalized interest	10	123,558	95,537	62,203	53,105
Interest of advances from customers		(106,395)		(60,974)
Updated shares – Fair value through profit or loss	13.d		(242,758)		(242,758)
Related parties	21.a	(145,781)	(86,175)	(59,179)	(45,197)
Lease liabilities		(1,544)	(1,743)	(748)	(860)
Interest and fines		(55,659)	(36,522)	(28,655)	(19,521)
Interest on forfaiting operations		(67,509)	(94,860)	(31,226)	(50,520)
(-) Adjusted present value of trade payables		(152,818)	(157,097)	(84,994)	(74,699)
Commission, bank fees, guarantee and bank fees		(37,868)	(41,723)	(19,335)	(23,871)
PIS/COFINS over financial income		(26,894)	(17,622)	(10,296)	(8,324)
Other financial expenses		(27,116)	18,067	(59,014)	(37,562)
		(1,412,485)	(1,613,441)	(735,756)	(961,547)
Others financial items, net
Foreign exchange and monetary variation, net		(320,644)	(760,679)	(144,166)	(311,678)
Exchange rate fluctuations in iron ore		(45,094)	111,846	(66,491)	43,842
		(365,738)	(648,833)	(210,657)	(267,836)
Financial income (expenses), net		(1,272,665)	(1,831,827)	(660,531)	(1,047,288)

(*) Statement of gains and (losses) on derivative transactions (note 13.c)
Interest rate swap CDI x IPCA		(76,005)	59,556	(61,801)	52,588
Exchange rate swap CDI x Dollar		30,911	52,290	(4,690)	(8,746)
		(45,094)	111,846	(66,491)	43,842

28.	SEGMENT INFORMATION

According to the Group's structure, the businesses are distributed and managed in five operating segments as follows:

•	Steel operations

The Steel segment consolidates all operations related to the production, distribution and marketing of flat steel, long steel, metal packaging and galvanized steel, with operations in Brazil, United States, Portugal and Germany. The segment serves the construction, steel packaging for the chemical and food industries, home appliances, automotive, and OEM (engines and compressors) markets.

The Company's steel units produce hot-rolled, cold-rolled, galvanized, and pre-painted steel with great durability. It also produces tinplate, a raw material used in the production of packaging.

Operations in Brazil also involve the production and sale of long steels, which consolidates the Company's position as a source of complete solutions for civil construction and complements its portfolio of high value-added products in the steel chain.

(In thousands of Reais, unless stated otherwise)

Abroad, Lusosider, in Portugal, produces cold rolled and galvanized steels. CSN LLC, in the United States, serves the local market through the import and marketing of steel products. Stahlwerk Thüringen (SWT), located in Germany, produces long steel and is specialized in the production of steel profiles used in civil construction.

In March 2025, the Company acquired the company Gramperfil S.A. which is located in Portugal. This acquisition will complement local operations involving the production, importing, sale, and processing of metal profiles and accessories used in metallic and civil construction.

In November 2025, the Company acquired Galvacolor Jerez, S.L.U., which is located in Spain. Its activities consist of processing and sale of steel and steel products.

•	Mining

includes mining and sale of iron ore and tin.

High-quality iron ore production operations are located in the Iron Quadrangle, in Minas Gerais, which, in addition production, also commercialize iron ore purchased from third parties.

At the end of 2015, CSN and the Asian Consortium formalized a shareholders' agreement to combine assets related to iron ore operations and related logistics, forming a new company that concentrated the Group's main mining activities starting in December 2015. Based on this context, the new company, currently called CSN Mineração S.A., came to hold the lease for TECAR, as well as the Casa de Pedra mine and all Namisa shares, which was incorporated on December 31, 2015. CSN continues to own 100% of Minérios Nacional which includes the mines Fernandinho (operational), Cayman and Pedras Pretas (mineral resources), all of which are located in Minas Gerais.

In addition, CSN controls Estanho de Rondônia S.A., which operates tin mining and smelting plants in the state of Rondônia.

On October 7, 2022, CSN Mineração and CSN Energia acquired the Quebra-Queixo Hydroelectric Plant, which has an installed capacity of 120 MW and is located in the city of Ipuaçu/SC. This acquisition ensured CSN Mineração is energy self-sufficient and strengthened its industrial competitiveness through greater cost predictability and energy generated from a 100% renewable source.

•	Logistics

i. Railway

CSN has a stake in three railway companies: MRS Logística S.A., which manages Rede Ferroviária Federal S.A.’s former Southeast Network, Transnordestina Logística S.A. and FTL - Ferrovia Transnordestina Logística S.A. FTL - Ferrovia Transnordestina Logística S.A., which hold the concession for the former RFFSA Northeast Network in the states of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

(In thousands of Reais, unless stated otherwise)

a) MRS

The rail transport services provided by MRS are fundamental to the supply of raw materials and the transport of final products. The entirety of the iron ore, coal and coke consumed at the Presidente Vargas Plant is transported by MRS, as well as part of the steel produced by CSN both for the domestic market and for export.

The southeastern Brazilian railway system, which spans 1,674 km of railway network, serves the industrial triangle of São Paulo - Rio de Janeiro - Minas Gerais in the Southeast region, connecting mines in Minas Gerais to ports in São Paulo and Rio de Janeiro, and to steel mills belonging to CSN, Companhia Siderúrgica Paulista (or Cosipa) and Gerdau Açominas. In addition to serving other customers, the line transports iron ore from the Casa de Pedra mine in Minas Gerais, as well as coke and coal from the Port of Itaguaí in Rio de Janeiro, to Volta Redonda, Rio de Janeiro, and products destined for export to the Ports of Itaguaí and Rio de Janeiro.

b) TLSA and FTL

TLSA and FTL hold the concession of the former RFFSA Northeast network. The northeastern railway system covers 4,238 km of railway network divided into two sections: i) Network I, which includes the sections of São Luiz - Mucuripe, Arrojado - Recife, Itabaiana - Cabedelo, Paula Cavalcante - Macau - and Propriá - Jorge Lins; and ii) Network II, which includes the sections of Missão Velha - Salgueiro, Salgueiro - Trindade, Trindade - Eliseu Martins and Missão Velha - Porto de Pecém.

It also connects to the region’s major ports, offering a significant competitive advantage through opportunities for combined transport solutions and tailor-made logistics projects.

ii. Port

The Company’s activities in port logistics sector were consolidated through operation of the Sepetiba terminal, which was built after a port modernization law (Federal Law 8,630/1993) allowing the transfer of port activities to the private sector was passed. The Sepetiba terminal offers the infrastructure required to meet all the needs of exporters, importers and shipowners. Its installed capacity exceeds that of most Brazilian terminals.

The Company's ongoing investment in terminal projects has consolidated the Itaguaí Port Complex as one of the most modern of its kind in Brazil.

iii. Land Transport

On April 1, 2025, CSN completed the acquisition of Estrela Comércio e Participações S.A., Grupo Estrela’s (“Grupo Estrela”) holding company. Initially founded in the 1970s to meet land transport needs, Grupo Estrela currently comprises an "Integrated Logistics System", which seeks to integrate modes of transport, especially in road-rail operations and transport in the steel, mining, solid bulk, automotive and dry cargo sectors in general. The Tora Group’s services portfolio also includes terminal management, storage, operation of bonded warehouses, and production chain and light vehicle fleet management services, including the rental and resale of used vehicles.

Grupo Estrela maintains a national and international presence in the transport sector. The Group relies on more than 70 branches distributed throughout Brazil. It currently operates at four multimodal terminals located in the Southeast region of Brazil and a border terminal located in the city of Uruguaiana/RS. In the customs bonded warehouses market segment, the company operates a terminal located in the city of Betim, Minas Gerais, which receives imported goods from the country’s major ports and airports.

(In thousands of Reais, unless stated otherwise)

In March 2024, the Estrela Group entered the light vehicle sector (fleet management, leasing, and pre-owned vehicle sales) through the acquisition of the Lokamig Group.

•	Energy

CSN is one of the largest industrial consumers of electricity in Brazil. As energy is a fundamental input in its production process, the Company owns electric power generation assets, and with the acquisitions made in 2022, it achieved energy self-sufficiency and began operations an electric power generation player through the commercialization of its surplus.

With the acquisitions, the CSN group now offers a portfolio of generation assets with a total installed capacity of 2,011 MW, which comprise the following assets:

1.	Itá Hydroelectric Power Plant, located in the state of Santa Catarina, in which CSN holds a 29.50% stake through Itá Energética S.A SPE. The has an installed capacity equivalent to its participation of 428 MW;

2.	The Igarapava Hydroelectric Plant Consortium—a hydroelectric complex located in Minas Gerais—in which CSN holds a 17.92% stake. The plant has an installed capacity equivalent to its participation of 38 MW,

3.	Thermoelectric Cogeneration Center CTE#1, CTE#2 and TRT – Top Recovery Turbine, operating at Presidente Vargas Plant with an installed capacity of 10 MW, 235 MW and 22 MW respectively, using industrial gases recirculated from steel production as fuel;

4.	Sacre II Small Hydroelectric Power Plant, which is located in the state of Mato Grosso and has an installed capacity of 30 MW, of which CSN Cimentos Brasil S.A. holds full control of the asset through indirect control of the Brasil Central Energia SPE;

5.	The Santa Ana Small Hydroelectric Plant, located in the state of Santa Catarina, with an installed capacity of 6.3 MW, in which CSN Cimentos Brasil S.A. holds full control of the asset through direct control of the SPE Santa Ana Energética S.A.;

6.	The Quebra Queixo Hydroelectric Plant, located in the state of Santa Catarina, with an installed capacity of 120 MW, in which CSN Mineração S.A. holds full control of the asset through direct control of the SPE Companhia Energética Chapecó (CEC);

7.	The Cachoeira dos Macacos Small Hydroelectric Power Plant, located in the state of Minas Gerais, with an installed capacity of 3.4 MW, in which CSN Cimentos Brasil S.A. holds full control of the asset following its acquisition of LafargeHolcim (Brasil) S.A.;

8.	Companhia Estadual de Geração de Energia Elétrica – CEEE-G, located in Rio Grande do Sul state, with a platform of 13 own Hydroelectric Plants, wind and solar assets, plus minority participation in other ventures, reflecting an installed capacity of 1,119 MW.

•	Cement

The Cement sector, which operates through CSN Cimentos Brasil S.A., consolidates the production, sale, and distribution of cement, aggregates and concrete. The slag used in plants located in the Southeast region is produced by the blast furnaces at the Presidente Vargas Plant itself, in Volta Redonda/RJ.

(In thousands of Reais, unless stated otherwise)

The Company has intensified its strategy of expanding to new regions, starting with the acquisition of Elizabeth Cimentos S.A. and Elizabeth Mineração Ltda. on August 31, 2021, which operate in Brazil’s Northeast region and contribute 1.3 Mtpa of cement production capacity.

On September 6, 2022, relevant advances were made in the company’s cement-related business in terms of its capacity and geographic positioning through the acquisition of LafargeHolcim (Brasil) S.A. This asset will add a total of 11 million tons of cement production capacity, in addition to introducing new businesses areas to the Company’s current portfolio: Aggregates and Concrete. When all operations are considered, CSN’s Cement market segment is currently the second largest in Brazil in terms of effective production capacity at a total of 17 million tons per year.

Cement plants are located in the states of Minas Gerais, Rio de Janeiro, Espírito Santo, Bahia, Goiás and São Paulo. The production process essentially comprises grinding the main raw materials, which include clinker, limestone, gypsum, and slag.

The company currently serves the cement market with a broad product portfolio suitable for both the technical sector and the distribution market, according to ABNT NBR 16697. The cement is sold in both bagged and bulk form.

In addition to the operations described above, CSN Cimentos Brasil S.A. owns two power generation assets acquired on June 30, 2022: the Santa Ana small hydroelectric power plant, located in the municipality of Angelina/SC, which has an installed capacity of 6.50 MW, and the Sacre II small hydroelectric plant, located in the municipality of Brasnorte/MT, with an installed capacity of 30 MW.

•	Sales by Geographic Area

Sales by geographic area are determined based on customers' location. National sales on a consolidated basis are represented by revenues from customers located in Brazil and export sales represent revenues from customers located abroad.

Result by segment

For the purposes of preparing and presenting information by business segment, management decided to maintain the proportional consolidation of jointly controlled companies, as historically presented. For the purpose of consolidating the income statement, the values of these companies are eliminated in the column "Corporate expenses/elimination".

										Six months ended
										06/30/2026
P&L	Ref.	Steel	Mining	Logistics			Energy	Cement	Corporate expenses/elimination	Consolidated
				Port	Railroads	Road transport
Net revenues	24	11,675,620	6,090,514	144,409	1,489,166	651,188	598,201	2,641,730	(1,380,887)	21,909,941
In Brazil		8,087,603	708,549	144,409	1,489,166	639,476	598,201	2,641,730	(2,665,294)	11,643,840
Abroad		3,588,017	5,381,965			11,712			1,284,407	10,266,101
Cost of sales and services	25	(10,727,484)	(4,330,886)	(117,469)	(843,134)	(567,341)	(317,785)	(1,707,117)	2,154,902	(16,456,314)
Gross profit		948,136	1,759,628	26,940	646,032	83,847	280,416	934,613	774,015	5,453,627
General and administrative expenses	25	(659,206)	(190,645)	(5,587)	(138,486)	(25,686)	(17,764)	(560,655)	(1,383,563)	(2,981,592)
Other operating income/(expenses), net	26	(581,308)	(135,592)	(5,835)	135,320	(8,832)	(149,113)	(116,567)	(712,748)	(1,574,675)
Equity in results of affiliated companies	9								161,775	161,775
Operating result before Financial Income and Taxes		(292,378)	1,433,391	15,518	642,866	49,329	113,539	257,391	(1,160,521)	1,059,135

Sales by geographic area
Asia		265	5,248,387						1,260,303	6,508,955
North America		510,869							(16)	510,853
Latin America		10,533				11,712				22,245
Europe		3,066,350	133,578						24,120	3,224,048
Foreign market		3,588,017	5,381,965			11,712			1,284,407	10,266,101
Domestic market		8,087,603	708,549	144,409	1,489,166	639,476	598,201	2,641,730	(2,665,294)	11,643,840
Total		11,675,620	6,090,514	144,409	1,489,166	651,188	598,201	2,641,730	(1,380,887)	21,909,941

(In thousands of Reais, unless stated otherwise)

										Three months ended
										06/30/2026
P&L	Ref.	Steel	Mining	Logistics			Energy	Cement	Corporate expenses/elimination	Consolidated
				Port	Railroads	Road transport
Net revenues	24	6,075,737	2,904,296	65,682	800,251	348,002	395,538	1,385,654	(668,991)	11,306,169
In Brazil		4,255,428	391,165	65,682	800,251	342,118	395,538	1,385,654	(1,414,725)	6,221,111
Abroad		1,820,309	2,513,131			5,884			745,734	5,085,058
Cost of sales and services	25	(5,482,077)	(2,229,697)	(55,496)	(430,849)	(298,804)	(163,313)	(883,722)	1,168,712	(8,375,246)
Gross profit		593,660	674,599	10,186	369,402	49,198	232,225	501,932	499,721	2,930,923
General and administrative expenses	25	(329,686)	(113,556)	(2,363)	(74,208)	(13,910)	(9,015)	(300,418)	(800,533)	(1,643,689)
Other operating income/(expenses), net	26	(291,647)	11,136	(2,701)	131,986	(6,936)	(150,616)	(86,942)	(264,721)	(660,441)
Equity in results of affiliated companies	9								137,998	137,998
Operating result before Financial Income and Taxes		(27,673)	572,179	5,122	427,180	28,352	72,594	114,572	(427,535)	764,791

Sales by geographic area
Asia			2,456,633						721,614	3,178,247
North America		324,137								324,137
Latin America		8,259				5,884				14,143
Europe		1,487,913	56,498						24,119	1,568,530
Foreign market		1,820,309	2,513,131			5,884			745,733	5,085,057
Domestic market		4,255,428	391,165	65,682	800,251	342,118	395,538	1,385,654	(1,414,725)	6,221,111
Total		6,075,737	2,904,296	65,682	800,251	348,002	395,538	1,385,654	(668,992)	11,306,168

										Six months ended
										06/30/2025
P&L	Ref.	Steel	Mining	Logistics			Energy	Cement	Corporate expenses/elimination	Consolidated
				Port	Railroads	Road transport
Net revenues		11,498,986	6,845,843	142,955	1,485,641	318,983	381,860	2,314,459	(1,387,812)	21,600,915
In Brazil		8,279,429	834,544	142,955	1,485,641	311,710	381,860	2,314,455	(2,518,986)	11,231,608
Abroad		3,219,557	6,011,299			7,273		4	1,131,174	10,369,307
Cost of sales and services	25	(10,529,614)	(4,704,196)	(122,001)	(849,305)	(268,344)	(238,517)	(1,651,877)	2,021,281	(16,342,573)
Gross profit		969,372	2,141,647	20,954	636,336	50,639	143,343	662,582	633,469	5,258,342
General and administrative expenses	25	(677,328)	(152,131)	(5,887)	(130,609)	(13,729)	(18,854)	(551,348)	(1,224,278)	(2,774,164)
Other operating income/(expenses), net	26	(129,235)	(140,858)	(11,316)	(48,951)	(1,261)	(34,029)	411,962	(245,324)	(199,012)
Equity in results of affiliated companies	9								245,227	245,227
Operating result before Financial Income and Taxes		162,809	1,848,658	3,751	456,776	35,649	90,460	523,196	(590,906)	2,530,393

Sales by geographic area
Asia			5,636,655						1,113,676	6,750,331
North America		637,983								637,983
Latin America		25,765				7,273		4		33,042
Europe		2,555,809	374,644						17,498	2,947,951
Foreign market		3,219,557	6,011,299			7,273		4	1,131,174	10,369,307
Domestic market		8,279,429	834,544	142,955	1,485,641	311,710	381,860	2,314,455	(2,518,986)	11,231,608
Total		11,498,986	6,845,843	142,955	1,485,641	318,983	381,860	2,314,459	(1,387,812)	21,600,915

										Three months ended
										06/30/2025
	Ref.	Steel	Mining	Logistics			Energy	Cement	Corporate expenses/elimination	Consolidated
				Port	Railroads	Road transport
Net revenues		5,391,860	3,413,704	57,364	800,534	318,983	203,413	1,212,746	(705,318)	10,693,286
In Brazil		4,062,222	405,425	57,364	800,534	311,710	203,413	1,212,746	(1,337,315)	5,716,099
Abroad		1,329,638	3,008,279			7,273			631,997	4,977,187
Cost of sales and services	25	(4,866,085)	(2,420,561)	(60,181)	(428,989)	(268,344)	(125,888)	(844,484)	1,047,345	(7,967,187)
Gross profit		525,775	993,143	(2,817)	371,545	50,639	77,525	368,262	342,027	2,726,099
General and administrative expenses	25	(338,037)	(85,916)	(3,095)	(68,009)	(13,729)	(9,716)	(289,855)	(688,177)	(1,496,534)
Other operating income/(expenses), net	26	(85,469)	(95,513)	(8,375)	(65,574)	(1,261)	62,968	442,182	(2,560)	246,397
Equity in results of affiliated companies	9								166,793	166,793
Operating result before Financial Income and Taxes		102,269	811,714	(14,287)	237,962	35,649	130,777	520,589	(181,917)	1,642,755

Sales by geographic area
Asia			2,878,498						631,997	3,510,495
North America		192,447								192,447
Latin America		15,775				7,273				23,048
Europe		1,121,416	129,781							1,251,197
Foreign market		1,329,638	3,008,279			7,273			631,997	4,977,187
Domestic market		4,062,222	405,425	57,364	800,534	311,710	203,413	1,212,746	(1,337,315)	5,716,099
Total		5,391,860	3,413,704	57,364	800,534	318,983	203,413	1,212,746	(705,318)	10,693,286

(In thousands of Reais, unless stated otherwise)

29.	ADDITIONAL CASH FLOW INFORMATION

The following table presents additional transaction data related to the statement of cash flows:

			Consolidated		Parent Company
	Ref.	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Income tax and social contribution paid		175,919	240,929
Addition to PP&E with interest capitalization	9 and 27	268,689	176,491	123,558	95,537
Remeasurement and addition – Right of use	10.b	84,387	161,272	1,044	2,709
Addition to PP&E without adding cash		35,348
Capitalization / acquisition of subsidiary without cash effect			479,680		442,500
		564,343	1,058,372	124,602	540,746

30.	OTHER COMPREHENSIVE INCOME

				Consolidated
	Six-month period ended		Three-month period ended
	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Net income/(loss)	(1,328,081)	(861,949)	(773,058)	(130,369)

Other comprehensive income
Items that will not be subsequently reclassified to the statement of income
Actuarial gains/(losses) over pension plan of subsidiaries, net of taxes	(6,141)	73	(3)	37
	(6,141)	73	(3)	37

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the year	(302,301)	(3,083)	(90,066)	105,844
(Loss)/gain cash flow hedge accounting, net of taxes	1,463,203	1,918,399	253,582	722,735
Cash flow hedge reclassified to income upon realization, net of taxes	(342,833)	141,920	(72,115)	19,255
(Loss)/gain cash flow hedge accounting – “Platts” from investments in subsidiaries, net of taxes	345,786	509,567	167,978	187,649
	1,163,855	2,566,803	259,379	1,035,483

	1,157,714	2,566,876	259,376	1,035,520

Comprehensive income for the year	(170,367)	1,704,927	(513,682)	905,151

Attributable to:
Earnings attributable to the controlling interests	(356,740)	1,632,602	(583,854)	820,151
Earnings attributable to the non-controlling interests	186,373	72,325	70,172	85,000
	(170,367)	1,704,927	(513,682)	905,151

				Parent Company
	Six-month period ended		Three-month period ended
	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Net income/(loss)	(1,409,654)	(785,146)	(794,123)	(166,000)

Other comprehensive income
Items that will not be subsequently reclassified to the statement of income
Actuarial gains/(losses) over pension plan of subsidiaries, net of taxes	(6,132)	74	6	37
	(6,132)	74	6	37

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the year	(302,301)	(3,083)	(90,066)	105,844
(Loss)/gain cash flow hedge accounting, net of taxes	1,463,203	1,918,399	253,582	722,735
Cash flow hedge reclassified to income upon realization, net of taxes	(342,833)	141,920	(72,115)	19,255.00
(Loss)/gain cash flow hedge accounting – “Platts” from investments in subsidiaries, net of taxes	240,977	351,656	118,862	129,498
Gain on the percentage change in investments		8,782		8,782
	1,059,046	2,417,674	210,263	986,114

	1,052,914	2,417,748	210,269	986,151

Comprehensive income for the year	(356,740)	1,632,602	(583,854)	820,151
The Accompanying notes are an integral part of these consolidation financial statement

(In thousands of Reais, unless stated otherwise)

31.	SUBSEQUENT EVENTS

AMENDMENT TO CSN Mineração S.A. SUBSIDIARY SHARE BUYBACK PROGRAM

CSN Mineração S.A. (“the Company”) (B3: CMIN3) in compliance with the provisions of CVM Resolution No. 44/2021, as amended, wishes to inform its shareholders and the market in general of the approval of the amendment made to the Share Buyback Program at the Board of Directors' Meeting ("RCA") held on July 27, 2026. The program was originally approved at the Board meeting held on May 19, 2026 ("Share Buyback Program") to include up to 50,000,000 (fifty million) additional common shares in relation to the amount originally approved for a total of up to 100,000,000 (one hundred million) common shares, as described in Annex I to the minutes for the meeting of the Board.

The term of the Share Buyback Program remains unchanged, and acquisitions scheduled for November 19, 2027 will be finalized, given that the program is effective for an 18-month period starting May 19, 2026.

The Share Buyback Program aims to acquire common, registered, book-entry shares with no par value issued by the Company while respecting legally established limits and based on available resources. Such shares shall be held in treasury and subsequently sold or canceled pursuant to the provisions of article 3 of CVM Resolution No. 77/2022.

ISSUANCE OF BONDS

COMPANHIA SIDERÚRGICA NACIONAL (“CSN” or “the Company”) (B3: CSNA3; NYSE: SID) wishes to inform its shareholders and the market in general of the approval of the Exchange Offer for existing Notes issued by CSN Inova, maturing in 2028 at an interest rate of 6.750% per annum, which are currently outstanding on the international market (“Existing Notes”). This offer shall be made through (i) the delivery of new debt securities to be issued and placed overseas by CSN Inova, which are referred to as Notes. These securities shall have a fixed rate remuneration of 11.00% per annum and mature in 2030 and total up to US$970,000,000.00 (nine hundred and seventy million U.S. dollars) (“New Notes”) and (ii) payment, in cash, of up to $330,000,000.00 (three hundred and thirty million U.S. dollars) to the holders of the Existing Notes that accept the offer (“Exchange Offer”). These New Notes will be issued by CSN Inova and will be backed by a complete, irrevocable, and unconditional guarantee from the Company.

RECEIPT OF BINDING PROPOSALS FOR CSN CIMENTOS

COMPANHIA SIDERÚRGICA NACIONAL (“CSN” or “the Company”) (B3: CSNA3; NYSE: SID), in compliance with article 157, paragraph 4, of Federal Law No. 6,404/1976 and CVM Resolution No. 44/2021, and in giving continuity to the material event disclosed on January 15, 2026, wishes to inform its shareholders and the market in general that it has received binding proposals from potential buyers authorized to participate in the current phase of the bidding process. These proposals were received in line with the stipulated schedule and continue the process for the potential complete sale of its subsidiary CSN Cimentos S.A. The Company hereby provides notice that it is in the process of analyzing these proposals and will keep its investors and the market in general duly informed of any relevant developments under the terms of the applicable legislation.

RESULTS OF EXCHANGE OFFER

COMPANHIA SIDERÚRGICA NACIONAL (“CSN” or “the Company”) (B3: CSNA3; NYSE: SID), in compliance with the provisions of article 157, §4, of Federal Law No. 6,404/1976 and CVM Resolution No. 44/2021, in response to the Material Event disclosed on July 30, 2026, hereby provides notice of the final result of the Exchange Offer made by its subsidiary CSN Inova Ventures (“CSN Inova”) for the entirety of the existing Notes issued by CSN Inova. These Notes mature in 2028 at an interest rate of 6.750% per year and are outstanding in the international market (“Existing Notes”). Under the Exchange Offer, which closed on August 10, 2026 at 5:00 p.m. (local time in New York) (“Expiration Date”), any and all Existing Notes were accepted in exchange for new debt securities issued and placed overseas by CSN Inova, which are referred to as Notes. These Notes are remunerated at a fixed rate of 11.00% per year and mature in 2030 (“New Notes”), as well as in cash. The Company irrevocably and unconditionally guarantees these New Notes in full.

(In thousands of Reais, unless stated otherwise)

As of the Expiration Date, Existing Notes were validly tendered in the principal amount of US$1,007,324,000—equivalent to 77.49% of the outstanding balance of Existing Notes. The respective holders agreed to the proposed amendments. The minimum conditions for participation were therefore met, which correspond to US$910,000,000.00 (nine hundred and ten million U.S. dollars), equivalent to 70% of the Existing Notes’ outstanding balance. CSN Inova intends to accept all Existing Notes validly tendered and not withdrawn by the Expiration Date for exchange, subject to the fulfillment or waiver of the remaining conditions set forth in the Exchange Offer Memorandum.

The Exchange Offer and Consent Solicitation are scheduled to be settled on August 12, 2026. CSN Inova expects to issue, on the settlement date, approximately US$698.3 million of the principal amount of New Notes and to provide approximately $255.7 million in cash (without considered in accrued interest and the amount paid in cash in lieu of fractions of New Notes). The Company will not receive any cash proceeds under the Exchange Offer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 25, 2026

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Antonio Marco Campos Rabello
Antonio Marco Campos Rabello Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.